

innovation!

The Gymboree Corporation

Annual Report 2002



Financial Highlights

(In thousands, except stores and per-share amounts)

Fiscal Year	**2002**	2001	2000
Operating Results			
Net sales			
Retail	**$531,859**	$505,969	$448,843
Play & Music	**14,940**	13,977	13,140
Total	**$546,799**	$519,946	$461,983
Operating income (loss)	**$35,825**	$11,053	$(58,207)
Net income (loss)	**$21,830**	$4,580	$(36,868)
Net income (loss) as a percentage of sales	**4%**	0.9%	(8)%
Diluted income (loss) per share	**$0.71**	$0.16	$(1.38)
Balance Sheet Data			
Working capital	**$76,739**	$49,268	$33,374
Total assets	**$255,136**	$219,629	$244,442
Long-term debt	**–**	$8,830	$16,443
Total stockholders' equity	**$169,418**	$142,429	$134,116
Stores open at year-end	**584**	580	599

It is a part of our culture.

It comes to life through our brands.

It will shape our future.

TO OUR CUSTOMERS, SHAREHOLDERS AND EMPLOYEES:

I would like to begin this letter by thanking each one of you for your contributions to, and support of, The Gymboree Corporation. It is largely because of your trust and commitment that we were able to deliver a banner year for our company.

We achieved record revenues for the second year in a row, grew earnings by 376.6 percent and strengthened our financial position by eliminating all of our debt. But that is just the financial side of the story. In 2002, we continued to rebuild our operational base for greater productivity, focusing on improving key business processes and replacing outdated technology. We also delivered product and brand innovation inspired by our customers.

Delivering Productivity

Improved productivity had a great deal to do with our ability to deliver on our financial goals in 2002. Throughout the year, we significantly improved our inventory management practices by refining our buying processes, allocation methods and assortment strategies. Specifically, we implemented new merchandise buying methodologies to better align our purchases with our customers' buying habits. We re-engineered our allocation methods by optimizing the size of pre-packaged merchandise, reducing the quantity of merchandise purchased in pre-packs, and balancing the amount of inventory distributed across our stores. We began the process of tailoring the overall assortment of our merchandise at the store level based on individual store characteristics, which we call "micro-merchandising." Additionally, to effectively support these initiatives, we implemented a new warehouse management system.

These improvements, coupled with the strength of our products, ensured that our customers found the product they wanted when they wanted it. This ultimately led to significantly improved gross margins which we increased by 5.1 percentage points from 36.9 percent to 42.0 percent.

Product and Brand Innovation

In 2002, we tapped The Gymboree Corporation's innovative spirit and entrepreneurial culture to deliver creative new products and services, including a new brand, all keenly focused on the needs of our customers.

At Gymboree® retail, innovation took life in the form of our 18 deliveries of new product, the introduction of our "bath-time to bed-time" accessory and sleepwear collection, and the debut of Newborn Necessities™.

At Gymboree® Play & Music, we launched two new service offerings: Quarter Notes, which brought our music curriculum to kids ages 6 to 18 months, and a new arts program, which is designed to teach kids ages 18 months though 4 years to express themselves through arts, crafts and dress-up.

The introduction of Janie and Jack™ in 2002 is the best example to-date of how we will continue to deliver brand innovation to the market. Developed and launched in nine months with an initial investment of approximately $8 million, Janie and Jack's auspicious debut is a demonstration of our company's ability to turn fresh ideas into new business opportunities.

The Future

We are pleased with the progress we made in 2002, as we achieved the difficult task of strengthening our core business practices while still nurturing our creative culture. With our improved operational platform in place and a flourishing innovative spirit, we are poised to grow our family of specialty retail brands.

Building on our momentum, in 2003 we will pursue growth opportunities for the Gymboree retail chain, build on Gymboree Play & Music's international expansion and grow the Janie and Jack brand. At the same time, we will continue to explore additional growth opportunities. Thank you again for your ongoing support of The Gymboree Corporation. We look forward to great successes for all of us in 2003.



Lisa Harper
Chairman and Chief Executive Officer
The Gymboree Corporation

We are passionate about quality.

We are unique. We are playful.

We are connected. We are creative.

These are the values that unify

the more than 7,000 employees of

The Gymboree Corporation.

Traditionally known for our partner brands Gymboree® retail and Gymboree® Play & Music, The Gymboree Corporation in 2002 welcomed the addition of a new retail concept, Janie and Jack™. With this addition, our company began to evolve into a portfolio of brands. Brands united by common principles and shared values that guide the way we interact with our customers and colleagues.



From left to right: Donald Hendricks, Vice President, Operations & Technology, Susan Neal, Vice President, Business Development, Mike Mayo, Vice President, Production, Lisa Harper, Chairman and Chief Executive Officer, Beverly Stern, Senior Vice President, General Merchandise Manager, Janie and Jack, Matt McCauley, Vice President, Planning & Allocation, Debbie Nash, Vice President, General Merchandise Manager, Gymboree Retail, Marina Armstrong, Vice President, Human Resources, Myles McCormick, Chief Financial Officer, Dan Allison, Vice President, Logistics, Muffet Moore, Vice President, Store Operations, Bob Campbell, President, Gymboree Play Programs, Craig Nomura, Vice President, Retail Development

Our Principles

At The Gymboree Corporation, our customers are at the core of our business. We succeed by knowing them and exceeding their expectations for quality and service. We grow by constantly innovating to develop and deliver a unique array of products and services. We build our brands by drawing on the creativity, strengths and abilities of every member of The Gymboree Corporation team.

We Are Focused On Our Customers

We know that we exist for our customers, so we are very focused on building their esteem for and trust in our brands. We earn their esteem by delivering high-quality products and services that are relevant to their lives. And we earn their trust by delivering consistently on our brand promise.

The more difficult task is earning and fostering their loyalty. Doing so is dependent on our ability to exceed their expectations by delivering creative new products supported by friendly and personalized customer service.

Innovation Is A Part Of Our Culture

Our company was founded on innovation: in 1976, Gymboree was born as the first parent-child developmental play program in the United States. A decade later, it took our spirit of innovation and entrepreneurial drive to grow the company in a new direction with the 1986 launch of Gymboree retail.

The spirit of innovation continues to flourish at The Gymboree Corporation today: in 2002 alone, our company delivered fresh, novel apparel and accessory collections, new and different Play & Music classes and a new brand, Janie and Jack™.

We are very proud of the spirit of innovation on which our company's culture is built, and the entrepreneurial drive that is evident in all of our employees. Looking to the future, the success of our company depends largely on our ability to unleash the creative energy, talents and drive of each individual in order to launch fresh, new ideas that appeal to our customers.

Gymboree Retail

Kid-right fashions, high-quality construction and attention to detail are a few of the things that define our "flagship" brand, Gymboree® retail.

Originally positioned as fun, high quality play clothes, Gymboree retail has been reinvented over the years to meet our customers' desire for fashionable kids' apparel that retains the whimsy and high quality for which the brand has always been known. Today, the Gymboree retail brand boasts some of the most unique and fashionable kids' apparel in the market, as well as a loyal following of customers.



The Best For Our Customers

If there is one thing that stands out about Gymboree, it is the passion we have for our customers, and the passion our customers have for our brand. We earn our customers' loyalty daily through the friendly and individualized service they receive from our store associates and customer service representatives. What makes us different is that we use those interactions to gather feedback and ideas from our customers, which we in turn use to better their experience. One example of this is our exclusive Matchmatics® wardrobing system, which helps customers mix and match clothing and accessories to create multiple outfits. Matchmatics guides the way we design, merchandise and present our products in coordinating collections so that it is easier for customers to shop.



Customer-Inspired Innovation

Product innovation is the driving force behind the Gymboree retail brand. In 2002, we introduced creative new businesses inspired by the lifestyles of our customers, such as themed bath-to-bed capsules featuring matching hooded towels, pajamas and slippers; fashion capsules for girls based on icons like poodles and kittens; and Newborn Necessities™, which includes an expanded layette offering for newborns age preemie to 18 months.

Also based on customer feedback, we expanded the size range of our girl apparel to include size eight, and re-merchandised our kid boy and baby boy assortments, placing more emphasis on delivering key items and great basics that boys love (like cargo pants and graphic tees), using appropriate fabric, washes and styling.

Gymboree.com

More than just an e-commerce site, **gymboree.com** has become a great way for our customers to interact with our brand. In 2002, we more closely aligned our Web operations with our stores by introducing the "Save the Sale" program, where our store associates can "call the Web" to find a style or size that is not in stock and have it delivered to the customer. We also proactively utilized the Web to test new concepts, like the girls' size eight and our Newborn Necessities line. All of these initiatives have helped us to improve our connection with our customers and linked the Web more closely to our stores.



Gymboree Play & Music

Parachute time, bubbles, musical instruments and parent-child moments are just a few of the images that come to mind when our millions of customers worldwide think of Gymboree® Play & Music.

The first of our brands, Gymboree Play & Music was founded to give parents a place to play with their children in a way that contributes to their physical, emotional, cognitive and social development. Gymboree Play & Music was the first brand in the developmental play category. Twenty-six years later, with 539 sites in 27 countries around the world, Gymboree Play & Music is the world leader in parent-child play and music classes. Our leadership position is due in large part to our continued product innovation, our international reach, and a strong connection with our customers.



Introducing Gymboree Arts

Gymboree Play and Music is excited to provide customers with a new offering: Gymboree Arts. Based on customer feedback and research, in 2002 we developed and tested Gymboree Arts, a new curriculum that gives kids ages 18 months to 5 years a positive means of self expression through arts, crafts, movement games, tactile experiences and dress-up. Gymboree Arts, which officially launches in April 2003, will be available at all Gymboree Play & Music locations by fall 2003.

Music to Babies' Ears

We also built on the success of our music curriculum and introduced the Quarter Notes class to introduce music to kids ages 6 months to 18 months. Quarter Notes is an introduction to musical development: kids learn about pitch, rhythm, tempo and melody by listening to different styles of music like jazz, cajun-zydeco, classical and reggae, to name a few. In addition to recorded music, children explore musical instruments like tambourines, drums and rain sticks, which also help lay the foundation for musical memory and singing skills. With our Quarter Notes, Half Notes and Whole Notes classes, our music curriculum now reaches kids ages 6 months to 5 years.







Connecting With Our Customers

We were also very successful in 2002 with expanding the number of customers we reach. We opened 53 new locations in countries including Indonesia, Korea, Mexico, Thailand, Norway, United Kingdom, Switzerland, Canada, United States, United Arab Emirates, Panama and the Philippines, and secured commitments for Play & Music sites to open in Chile, China, Ecuador, Peru and Saudi Arabia. Additionally, we introduced PlayWeb, a Web-based technology that allows our customers to enroll in classes online; all U.S. locations will offer their customers this option by fall 2003. These efforts, we believe, help us to reinforce our already strong connection with our customers.

Janie and Jack

Precious little baby things™. This simple statement sums up the vision and appeal of the newest of our brands, Janie and Jack™.

Welcoming a new baby into the world is a momentous occasion in a person's life. With that in mind, The Gymboree Corporation set out to provide parents and gift-buyers an extraordinary place to find unique and heirloom-quality apparel and baby gifts to be treasured for years to come. The result: Janie and Jack, a collection of shops situated in better malls and lifestyle centers targeting upscale gift and everyday buyers with unique and special merchandise.



Precious Little Baby Things

Janie and Jack apparel and accessories are thoughtfully designed and merchandised to please those looking for apparel and baby gifts that are as unique, beautiful and special as the baby entering their lives.

Attention to detail is evident in the design of all Janie and Jack products. Clothing, sized preemie to 3T, has a European-style silhouette and is made from fine-quality fabrics such as fine-gauge cottons, cozy velours, and luxurious cashmere blends. Styling is classic and charming, yet sweet and innocent, and features special details such as hand embroidery. Our "gift-able" items, like blocks, personalized blankets, plush and fabric bears, enamel-ware baby dishes and unique silver picture frames, are the perfect finishing touch to any new baby gift.




JANIE
AND
JACK

The finishing touch of the Janie and Jack experience is the romantic, specially selected gift packaging. Boxes and bags are designed using beautiful floral prints and coordinating plaids and ginghams, which can be mixed and matched to create the perfect package. The scalloped tissue paper presents the gift in a special way and matching cards allow the gift-giver to express their feelings with style.

The Janie and Jack Experience

Attention to detail is also important to the shopping experience. Janie and Jack shops are warm, cozy and boutique-like. Shops have a vintage mercantile appearance, with wainscoting, tin ceilings and product displayed in armoires. The Web site, **janieandjack.com**, is similar in feel, with clean, classic styling and a shopping experience that mirrors the experience found in Janie and Jack shops.

Customer service is personalized and friendly with knowledgeable staff available to pamper parents, proud grandparents, and choosy friends and family members.



The Future

Over the last two years, we have placed a great deal of emphasis on strengthening the foundation of The Gymboree Corporation.

We have refined our core business practices in the areas of product design, merchandising, planning and distribution. We have significantly improved our operational base through the investment in scalable systems, and we have developed organizational strength in all areas of our business with creative, experienced and motivated people.

With the foundation of our company on firm ground, we can focus on delivering long-term growth by maximizing the opportunities for the Gymboree® brand, steadily developing and expanding Janie and Jack™ and continuing the development of new businesses.

Maximizing Opportunities

In 2003, we will continue to make investments in the organization that are necessary to further strengthen our core competencies and competitive position. We will reinforce our technology infrastructure by adding an enterprise resource planning system to help our employees do their jobs more efficiently. We will begin the process of completely replacing our in-store systems, including a robust point-of-sale system to help us better serve our customers.

At Gymboree retail, we will continue to build towards the ultimate chain size opportunity of 650 stores by expanding our presence in North America, adding 15 to 20 new locations and relocating up to 20 small yet high-performing stores. We will also continue initiatives to improve the productivity and increase the market share of our Boy, Newborn, and Accessories departments. We will enhance the customer experience in all of our stores through improved consistency in store design and product presentation.

At Gymboree Play & Music, we will invest in the full roll-out of our new arts program and place greater emphasis on the use of our PlayWeb technology as a vehicle to reach current and new customers. We will continue our international expansion in Europe, South America, and Asia.

Finally, we will continue developing the Janie and Jack brand by fine-tuning our product offering and investing in the steady expansion of the shop base by adding 10 to 15 new locations in 2003.

Innovation Will Shape Our Future

The specialty retail market is starving for fresh ideas that are relevant to consumers' lifestyles and allow them to express themselves as individuals. This opportunity has shaped our strategy for the future: To develop innovative specialty retail concepts that resonate with underserved consumer groups.

We believe we are uniquely positioned to assume this role in the industry. Our culture fosters creative ideas that allow for risk-taking and our organizational structure is simple and flat, eliminating impediments to the introduction of new ideas. Our brand development process is rooted in our entrepreneurial drive, providing an unobstructed and fluid environment that fosters innovation. As we demonstrated with the timely introduction of Janie and Jack, our operating platform allows us to bring concepts to market quickly and efficiently.

This strategy will benefit all of our stakeholders. Our employees will have a challenging, creative and rewarding place in which to work. Our customers will have a myriad of new product and brand options that are designed specifically with their lifestyles in mind, and our shareholders will benefit from the long-term growth of our company.

form 10-k



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED FEBRUARY 1, 2003**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO __________**

Commission File Number 000-21250

THE GYMBOREE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**94-2615258** (I.R.S. Employer dentification No.)
700 Airport Boulevard, Suite 200, Burlingame, California (Address of principal executive offices)	**94010-1912** (Zip Code)

Registrant's telephone number, including area code: (650)579-0600

Securities registered pursuant to Section 12(b) of the Act: None.

Securities Registered Pursuant to Section 12(g) of the Act:

Title of Each Class	Name of each exchange on which registered
Common Stock, $0.001 Par Value	NASDAQ National Market

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of August 3, 2002, was approximately $281,676,000 based upon the last sales price reported for such date on the NASDAQ National Market.

As of April 21, 2003, 29,305,977 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on June 25, 2003 (hereinafter referred to as the "Proxy Statement") are incorporated by reference into Part III.

THE GYMBOREE CORPORATION

TABLE OF CONTENTS

This annual report on Form 10-K contains certain forward-looking statements reflecting our current view of future events and financial performance. Our actual future performance may not meet such expectations. Factors that could cause future performance to vary from current expectations include, but are not limited to, the factors discussed in the "Business" section and in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this annual report on Form 10-K.

PART 1

ITEM 1. BUSINESS

The Gymboree Corporation is a leading international specialty retailer operating stores selling high quality apparel, accessories, and play programs for children under the GYMBOREE®, JANIE AND JACK and PLAY AND MUSIC® brands. We operate stores in the United States, Canada, Ireland and the United Kingdom, primarily in regional shopping malls and in selected suburban and urban locations. All references to "Gymboree," "we," "our," "us," and "the Company" in this Annual Report mean The Gymboree Corporation and its subsidiaries.

Gymboree Retail Stores. Gymboree retail stores offer high quality apparel and accessories characterized by child-appropriate, fashionable colors and prints, complex embellishment, comfort, functionality and durability for children ages newborn to seven years. Under the Gymboree brand name, we design and contract manufacture children's apparel and accessories for sale exclusively by Gymboree. As of February 1, 2003, we operated 573 Gymboree retail stores, including 524 stores in the United States, 24 stores in Canada, and 25 stores in Europe, as well as an online store at www.gymboree.com.

Janie and Jack Retail Stores. Janie and Jack is a new retail store concept that we launched in the third quarter of 2002. The Janie and Jack stores offer high-quality, delicate apparel and gift accessories for children ages newborn to three years old. The stores target upscale gift and everyday buyers and have a look, feel and appeal that is differentiated from Gymboree. As of February 1, 2003, we operated 11 Janie and Jack stores in the United States, as well as an online store at www.janieandjack.com.

Gymboree Play & Music. Gymboree Play & Music offers directed parent-child developmental play programs designed to enhance early childhood development through fun-filled sensory and motor activities that engage children ages newborn to four years old through sight, touch, sound and movement. Gymboree Play & Music also offers birthday party services and sells certain developmentally appropriate toys, and audiotapes. As of February 1, 2003, Gymboree's Play & Music programs included 23 Company-operated play centers in California and 516 franchisee-operated play centers, of which approximately 65% are located in the United States, and the remaining 35% are located in other countries, including Australia, Brazil, Canada, France, Hong Kong, Ireland, Malaysia, Mexico, Norway, Singapore, South Korea, Switzerland, Taiwan, Thailand, United Arab Emirates and the United Kingdom. The first Play & Music location in mainland China is scheduled to open in the spring of 2003.

Gymboree was organized in October 1979, as a California corporation, and re-incorporated as a Delaware corporation in June 1992.

BUSINESS STRATEGY

Gymboree's business strategy consists of the following principal elements:

- *High Quality Apparel:* We strive to offer our customers high quality apparel with an excellent price/value relationship. We design the merchandise to be comfortable, functional, safe and durable by placing particular emphasis on high quality fabrics and detailed garment construction.
- *Brand Name Recognition:* Gymboree has developed a clearly recognizable brand image, translating to "The Best for Your Kids." This image was initially built through our Play & Music programs, a quality experience in the lives of young families, which was the original business of Gymboree. Customers associate shopping at Gymboree with unique, high quality, appealing, "kid-right" children's clothing and accessories sold in an attractive and friendly environment.
- *Integrated Operations:* We believe that the vertical integration of our design, contract production and retailing operations enables us to identify and respond to market trends, maintain rigorous product quality standards, closely monitor the distribution of our products, and maintain the highest quality of customer service.
- *Exclusive Distribution Channels:* Our products are sold exclusively through Gymboree and Janie and Jack retail stores, the Gymboree and Janie and Jack online stores (www.gymboree.com and www.janieandjack.com) and, to a limited extent, through our Play & Music sites. We also liquidate inventory through other channels approximately two to three times a year.

- *Responsive Customer Service:* Customer service and satisfaction are defining features of the Gymboree corporate culture. Assisting customers in merchandise selection and outfit coordination is the top priority of Gymboree team members. We believe that this customer service, in combination with our merchandise, encourages multiple item purchases per customer.

PRODUCTS AND MERCHANDISING

Gymboree's merchandise has evolved significantly over time. Prior to 1988, Gymboree offered unisex apparel for children ages six months to five years and a selection of non-apparel products, including toys. Since 1989, we have broadened our apparel and accessory merchandise assortment by developing separate big boys', big girls', baby boys', baby girls' and newborn lines that are designed utilizing child appropriate silhouettes, colors and fabrics, all under the GYMBOREE® and JANIE AND JACK labels.

Our merchandising strategy focuses upon the quality and design of the apparel and accessory products and planned introduction of new product lines. Along with a steady supply of fashion, we offer seasonal basics in colors and designs intended to satisfy customers' needs. Gymboree strives to create a distinctive look for its merchandise to enhance brand recognition and stimulate customer loyalty. The Gymboree division's apparel is designed, manufactured, purchased and merchandised to support Matchmatics™, our wardrobing service that allows our customers to mix and match items to create multiple outfits.

Each of the Gymboree division's stores features 12–18 fashion merchandise lines per year. Each merchandise line generally consists of approximately 30–40 clothing items, encompassing matching tops and bottoms, with coordinated color palettes, patterns and designs. Additionally, each line features a selection of related accessories that complement the apparel, such as coordinated socks, hats, shoes and hair accessories. In order to maintain the freshness of its merchandise, the Gymboree division regularly updates the assortments by rotating each line on an 11 to 16-week selling cycle. Although Gymboree generally is unable to reorder items after a line has been purchased, we carefully monitor the rotation schedule and have the ability to accelerate the introduction of new lines based on selling demand. Gymboree follows a policy of buying inventory at levels intended to meet demand for full price selling and markdown sales, and follows a strict markdown policy based on the length of time merchandise is in the store. Gymboree allocates inventory purchases based on store volume and capacity in order to maximize inventory turns and gross margin dollars.

The coordinated line deliveries are complemented by deliveries of basic merchandise. These items are intended to coordinate with several lines on a seasonal basis, and are generally less embellished and priced lower than the fashion offerings. The amount of any given delivery that is composed of basics varies by department. The basics are intended to increase outfit options and are an integral part of the Matchmatics service philosophy.

The Gymboree division's merchandise presentation maximizes customer convenience by displaying outfits and placing featured items in easily found, nearby displays. Our visual merchandising effort creates a compelling selling environment and assists team members in the process of Matchmatics. Our merchandise is displayed by department (big boy, baby boy, big girl, baby girl, newborn and sleep) within the store. Coordinating accessories are shown within each department. Seasonal "capsules", which may include special seasonal merchandise (themed 4th of July items, Valentine's Day, etc.), are displayed in various prominent areas in the store. The front table displays an assortment of items from select departments, and serves to feature a given segment of the product offering (pajamas for Christmas, Valentine's Day items, etc.). A typical store offers approximately 200 to 250 new styles of apparel and accessories in each line.

JANIE AND JACK

Janie and Jack is a new retail store concept that we launched in the third quarter of 2002. The Janie and Jack brand targets upscale gift and everyday buyers with high-quality, delicate apparel and gift accessories for children ages newborn to three years old.

Clothing, sized preemie to 3T, has a European-style silhouette and is made from fine-quality fabrics such as fine-gauge cottons, velours and cashmere blends. Styling is classic and features special details such as hand embroidery. Our gift items include blocks and personalized blankets, plush and fabric bears, enamelware baby dishes and silver picture frames.

Janie and Jack stores are designed to be inviting: warm, cozy and boutique-like. Stores have a vintage mercantile appearance, with wainscoting, tin ceilings and product displayed in clothing armoires. The Web site is similar in feel, with clean and classic styling and a shopping experience that mirrors the experience found in Janie and Jack stores. Customer service is personalized, with knowledgeable staff available to assist parents, grandparents, friends and family members in selecting a gift or outfit.

Janie and Jack also features specially selected gift packaging. Boxes and bags are designed using floral prints and coordinating plaids and ginghams with scalloped tissue paper to help present the gift.

As of February 1, 2003, we operated 11 Janie and Jack stores in the United States, as well as an online store at www.janieandjack.com.

DESIGN, SOURCING AND CONTRACT MANUFACTURING

Gymboree apparel is characterized by distinctive designs, quality fabrication and construction and an excellent price/value relationship. Gymboree sources high-quality, comfortable and durable fabrics. Our merchandising and design team creates unique color combinations and original patterns for these fabrics and emphasizes durability, functionality and special detailing.

Gymboree manages the production of apparel from the initial product concept, through color and pattern design, fabric and sample development and testing, and garment manufacturing. We believe that the vertical integration of our operations and the coordinated efforts of our merchandising and design, production, and planning teams enable Gymboree to create distinctive offerings and control quality. The merchandising and design teams determine the styles for merchandise based on an evaluation of current style trends, review of historical business performance and customer feedback. In conjunction with foreign buying agents, the production team arranges fabric sourcing and garment production while the quality team ensures that the final products satisfy Gymboree's detailed product specifications and strict quality and safety standards. The process from initial product concept and design to receipt of finished product requires approximately nine months for fashion collections, and somewhat less time for basic items. Fabric and production commitments are made approximately five months before receipt of the finished garments at our distribution center.

The majority of Gymboree apparel is manufactured to our specifications by approximately 200 independent manufacturers in key countries in the Far East including China, Indonesia, Macao, Taiwan, and Thailand, as well as Central America, Mexico, South America and the United States. Gymboree sources its fabric from approximately 20 vendors. Gymboree purchases all products in U.S. dollars. One buying agent accounts for the majority of Gymboree's inventory purchases. We have no long-term contracts with suppliers and typically transact business on an order-by-order basis.

Gymboree's quality control team arranges with independent testing laboratories to test fabrics prior to cutting against established performance standards for quality and safety. During the prototype sampling stage and following manufacturing, the technical teams test the merchandise to ensure that construction, workmanship and fit, as well as the style and appearance of the garments satisfy Gymboree's stringent specifications. Subsequently, the production and quality control teams review the garment test and bulk production inspection results to verify that the quality is consistent with Gymboree's high standards. Gymboree generally does not purchase its finished apparel products until manufacturing has been completed and the products have been approved by independent testing labs and Gymboree's quality control and production teams.

Gymboree engages factories that agree to our Terms of Vendor Engagement, which require compliance with local laws and, whether or not permitted by local law, require that factories not employ child, forced, prison or indentured labor. Gymboree's personnel make periodic visits to factories, in addition to retaining a social compliance firm to conduct random audits of factories, including payroll practices and worker living conditions. In the event that we become aware of a significant violation of our Terms of Vendor Engagement, we will take action including, when we deem it appropriate, the ceasing of business with the affected factory.

STORE MANAGEMENT STRATEGY

Our first priority is to improve the productivity of our existing store base by increasing sales, improving inventory flow and optimizing the allocation of product. In addition, Gymboree strategically manages the current store portfolio by expanding the size of high-performing stores (sometimes relocating to a larger store within the same mall), opening new stores in major metropolitan malls, certain secondary regional malls and in select downtown street locations that satisfy certain demographic and financial return criteria, and closing under-performing stores. In 2002, Gymboree opened 17 new stores in the United States (including 11 Janie and Jack stores), closed 10 stores in the United States, relocated 14 stores in the United States, opened 1 new store in Canada and closed 4 stores in the United Kingdom. The average size of new Gymboree stores opened during 2002 was approximately 1,900 square feet, while the average size of new Janie and Jack stores opened was approximately 1,300 square feet. During 2003, we plan to relocate and expand 20 Gymboree stores, open 15 to 20 new Gymboree stores and 10 to 15 new Janie and Jack stores, and close approximately 5 Gymboree stores. Included in our 2003 new store openings are approximately 5 Gymboree stores to be opened in Canada. Our ability to continue to expand the number of stores successfully in the future will depend on a number of factors, including the availability of suitable store locations, the negotiation of acceptable lease terms, our financial resources and the ability to control the operational aspects of our growth.

Gymboree expanded from two Gymboree stores in California in 1986 to 584 Gymboree stores, including 535 stores in 50 states and the District of Columbia (including 11 Janie and Jack stores), 24 stores in Canada and 25 stores in Europe, as of February 1, 2003. The following table sets forth, by geographic region, the net number of stores opened and closed during each of the periods indicated.

	Fiscal Year						
	Prior to 1998	1998	1999	2000	2001	2002	Total
East	120	30	6	–5	–1	–4	146
Midwest	92	24	1	0	–1	0	116
South	115	39	4	–3	–1	–1	153
West	91	14	0	0	3	1	109
Europe	6	18	7	1	–3	–4	25
Canada	11	4	4	1	3	1	24
Gymboree	435	129	22	–6	0	–7	573
Janie and Jack	0	0	0	0	0	11	11
Zutopia	0	0	19	0	–19	0	0
Total	435	129	41	–6	–19	4	584

Less than 10% of Gymboree's revenues were derived from outside the United States in 2002, 2001 and 2000, and less than 10% of Gymboree's long-lived assets were located outside the United States in 2002, 2001 and 2000.

Site Selection. In selecting new store sites, the Gymboree division typically looks for high traffic locations ranging from 1,500 to 3,000 square feet in regional malls, specialty centers and suburban main street locations. Our real estate process includes extensive analysis of potential store sites and bases its selection on the performance of other specialty retail tenants, size of the market and demographics of the surrounding area. In evaluating a store location, placement of the store relative to retail traffic patterns and the number of children in the trade area are important considerations. Although our current stores are located primarily in regional malls, we have opened stores in alternative locations. In addition, we plan to relocate some higher volume stores within the same malls where we anticipate receiving a competitive advantage.

STORE OPERATIONS

The primary objective of store management is to maximize sales by providing superior customer service. Store management is principally responsible for the day-to-day management of the stores, sales training and implementing performance evaluation systems. In our continuing effort to minimize sales personnel time away from customers, operational procedures are reviewed and streamlined by the store operations team prior to implementation at the store level. This team is also responsible for field and store staffing, daily sales motivation and central office-to-store communications. Our merchandising team also interacts with store personnel and is responsible for developing merchandise presentation plans that can be effectively implemented at the store level. Ongoing communication between the merchandising team and store teams is a priority, as customers communicate their desires to store personnel who then provide feedback directly to the merchandising team.

Gymboree North American store operations are managed by seven Regional Directors through a total of 4 zones. Each Zone Manager is responsible for 5–6 stores and 3–4 operating districts or areas. Each District Manager is responsible for 8–12 stores. Each Area Manager works out of one store and is responsible for 3–4 other stores. Store staffing levels vary with store volume. During the holiday selling season, store personnel levels are substantially increased to accommodate peak traffic levels. The 25 stores in Europe constitute one zone, which is divided into six areas with similar team member staffing as in North America.

We offer store personnel a number of incentive programs. Team members receive compensation primarily in the form of hourly wages and can qualify for quarterly bonus/recognition programs. Store management qualifies for semi-annual bonus/recognition programs. Incentive structures are designed to maximize store contribution and comparable sales growth. Scheduling procedures allocate payroll hours to stores based on sales performance rather than simple availability. Regional Directors, Zone Managers, District Managers and Area Managers receive compensation in the form of salaries, performance-based bonuses and stock options.

CUSTOMER SERVICE

Customer service is a defining feature of the Gymboree corporate culture. We believe that knowledgeable and enthusiastic store personnel have a direct impact on profitability. Gymboree places great emphasis on the selling function through consistent and on-going training and evaluation systems that are initiated by the central office and administered by field management at all levels. Our store managers spend much of their time on the sales floor managing, supervising and training their selling teams on how to assist customers. District Managers spend the majority of their workweek on selling floors, providing leadership by inspecting the total customer experience throughout their district. Regional Business Directors develop and execute business plans and are responsible for achieving plan numbers for their regions.

Our customer focus is emphasized in recruiting and, as measured by sales, is the primary component in the on-going evaluation of personnel performance. We minimize sales associates' time spent on administrative functions by centrally determining merchandise display and replenishment, markdowns and basic labor scheduling. By emphasizing friendliness, product knowledge and personal attention, we believe that Gymboree has established a reputation for excellent customer service.

STORE ENVIRONMENT

Gymboree division stores are designed to create an energetic and enjoyable shopping environment. The brightly lit stores and glass storefronts allow the colorful in-store environments to attract customers from the outside. Stores are constructed in an open manner, which enables customers to see virtually all product offerings from the store's entrance.

During 2000, we introduced a new storefront sign that matches our updated logo and trademark. The new signage has been applied to approximately 479 stores and the remainder of the stores are scheduled to receive the new signage before the end of 2003. When the new signage is added, the storefront will have a cleaner, updated look versus our former natural wood arches supported by giant children's building blocks and brightly colored "dancing" letters. The signage change updates our look and at the same time attracts customer attention and invites customers to enter. Gymboree believes creating a uniform trademark presentation is important, from storefront to packaging, hang tags and labels inside our products.

Inside Gymboree division stores, merchandise is displayed on fixtures, tables, mannequins and store walls by department in coordinated outfits. This allows easy accessibility and provides ample floor space for customers to maneuver strollers within the store. In January 2003, we introduced a new table fixture for the boy department that will support key merchandise items. We also updated 36 stores with new floor fixtures. While parents shop in Gymboree stores, children are encouraged to enjoy Gymboree videos which run continuously throughout the day on screens set at a child's eye level.

MARKETING AND PROMOTION

Our goal in all marketing activities is to promote customer loyalty and to continue to expand our customer base. In an effort to achieve our goals we are continuously testing various methods for message delivery and promotional programs that add value to the customer experience. During 2001, we introduced a new promotional program called "Gymbucks" designed to provide multiple purchase incentives and to enhance customer loyalty. The program proved very successful in 2001 and 2002, and we intend to continue the program in 2003. We also conducted various direct mail campaigns, both through the mail and online. Looking forward, we will undertake in-store events and planned promotions, cross-promotional opportunities, and public relations. We also believe that creating synergy between the Gymboree Retail stores and Play & Music programs may help fuel effective marketing, advertising and promotional efforts.

ELECTRONIC COMMERCE

Gymboree first launched its web site at www.gymboree.com in 1997. In 2001, we re-launched our site in an effort to better align the experience found online with the experience found in our stores. Our web site offers our entire product offering for children between the ages of newborn and seven years. In addition, we also offer online registration for our Gymboree Play & Music classes at selected U.S. locations. In 2002, we launched www.janieandjack.com, which offers our entire Janie and Jack product offering for children between the ages of newborn and three years. We plan to continue to invest in technology, operations, and merchandise offerings to meet business demands and our customer's expectations.

MERCHANDISE DISTRIBUTION

Gymboree's merchandise is shipped primarily via ocean carriers from foreign ports to ports in the U.S., Canada and Ireland. From there it is delivered to our distribution centers located in Dixon, California (for U.S. stores), Toronto, Ontario (for Canadian stores), and Shannon, Ireland (for European stores). Contract manufacturers or vendors are required to complete manufacturing and deliver merchandise to our foreign consolidators within a designated shipping window. This shipping window ensures timely delivery of the product to Gymboree's U.S., Canadian and Irish distribution centers using cost-effective ocean transportation.

Our transportation department coordinates the transportation of all purchase orders and monitors the timeliness of these shipments. Customs clearance takes place upon entry of goods to the U.S., Canada and Ireland.

Our U.S. merchandise is received, checked, processed and distributed through our U.S. distribution center in Dixon, California. This distribution center is a Gymboree-owned 300,000 square foot facility, which opened in January 1998. New lines are received at the distribution center approximately three to four weeks before the intended in-store date. The merchandise is processed, packed by store, and delivered to the store on a targeted date approximately once per month. Merchandise is periodically replenished based on store sell-through. Merchandise for distribution to Europe is shipped directly from the factory to a 26,000 square foot leased facility in Shannon, Ireland, where it is processed for delivery to the stores. Merchandise destined for Canadian stores is shipped directly to a third-party distribution center in Toronto, Canada.

Outbound transportation is also coordinated by our transportation team. During 2002, store orders were consolidated by region and shipped via truckload carriers into the downstream terminals of regional less-than-truckload carriers, allowing Gymboree to build full trailers, thereby reducing the delivery cost per unit. We continue to evaluate outbound transportation alternatives in order to provide the most cost-effective and efficient delivery from our distribution centers to our stores.

MANAGEMENT INFORMATION SYSTEMS

Gymboree's information systems department integrates store, merchandising, distribution and financial information systems. These systems operate on Unix and NT platforms. Sales and other inventory management information are updated daily in the merchandise reporting systems by interfacing with each store's point-of-sale system. Gymboree evaluates information obtained through daily reporting to supplement merchandising decisions regarding replenishments, markdowns and allocation of merchandise.

Gymboree believes that our information systems are essential in achieving our growth plans and maintaining a competitive industry position. We have put in place a strategic plan to upgrade our systems infrastructure, including replacing legacy systems in the merchandising and store systems areas.

PLAY & MUSIC PROGRAMS

As of February 1, 2003, Gymboree's Play & Music programs included 23 company-operated play centers in California and 516 franchisee-operated play centers, of which approximately 65% are located in the United States, and the remaining 35% are located in other countries, including Australia, Brazil, Canada, France, Hong Kong, Ireland, Malaysia, Mexico, Norway, Singapore, South Korea, Switzerland, Taiwan, Thailand, United Arab Emirates and the United Kingdom. The first Gymboree Play & Music location in mainland China is scheduled to open in the spring of 2003. In addition to generating income, we believe that the Gymboree Play & Music programs provide attractive cross-marketing opportunities for Gymboree stores and further strengthen the GYMBOREE® brand name recognition with retail customers.

The Gymboree Play & Music programs are designed to enhance early childhood development through fun-filled sensory and motor activities that engage children through sight, touch, sound and movement. Motor skill development is stimulated through physical play and exercise in an exciting and safe environment, which includes proprietary, developmentally appropriate play equipment. The Gymboree Play & Music programs involve weekly 45-minute classes offered throughout the year. Classes are designed to interest and challenge children through activities that are tailored to enhance mental and physical development as well as to provide opportunities for socializing. In addition to sliding, climbing, jumping and running, classes include music, structured play activities, games and often a finale featuring a colorful parachute, songs, bubbles, and GYMBO® the clown. Gymboree Play & Music also offers birthday party services and sells certain developmentally appropriate toys and audiotapes. At least one parent or caregiver accompanies each child and participates in the activities with the child.

Gymboree classes are offered to children aged newborn through four years old. GymBabies (for ages newborn to six months) introduce sensory play with special props and equipment. GymCrawlers (6 to 12 months) develop upper-body stability, strength and coordination. GymWalkers (10 to 18 months) emphasize pre-walking and early walking skills and enhance strength, socialization, walking, balance and coordination. GymRunners (14 to 28 months) encourage exploration and build motor skills. GymExplorers (for two year olds) explore movement, stories, puppetry and songs. GymKids (three year olds) learn non-competitive skills like catching, throwing, kicking and tumbling. GymPairs classes are designed for parents with two mobile children; activities are modified to serve the needs of each participant. The music curriculum for children from 6 months through four years old covers various musical styles, instruments, rhythm and dance movement. In April 2003, Gymboree Play & Music introduced a new arts curriculum, entitled Gymboree Arts. This programming consists of two levels, GymArts I (18 months to 30 months) and GymArts II (30 months to 5 years). Class duration for GymArts I and GymArts II is 75 minutes and 90 minutes, respectively. Like all Gymboree programming, these classes will be age-appropriate and emphasize open-ended and creative activities. Components of the classes will include painting, sculpting, tactile exploration, dress-up, song and story times. This program will be an optional offering for franchise operators until the Fall of 2003 at which time it will become a required offering for all Gymboree Play & Music franchisees.

Gymboree's standard franchise agreement provides for an initial term of 10 years. Upon signing the franchise agreement, each United States and Canadian franchisee currently pays an initial fee of $35,000 (USD) and $25,000 (USD) for the franchisee's first play center location, $27,000 (USD) and $20,000 (USD) for the second, $23,000 (USD) and $17,000 (USD) for the third, and $20,000 (USD) and $15,000 (USD) for the fourth and each subsequent location, respectively. Each international (excluding Canadian) franchisee pays an initial fee ranging from $85,000 (USD) to over $1,000,000 (USD), depending on the franchise area for a Master Franchise and receives the right to sub-franchise sites. Gymboree receives up to 20% of the fees paid by sub-franchisees to the Master Franchisee. Both United States and international franchises are renewable for one additional 10-year term, and Gymboree receives no fee upon the renewal of a franchise. Gymboree receives a royalty of 6% of each domestic franchisee's gross receipts from operations, and a fee of approximately $10,500 upon the transfer of a franchise from one domestic franchisee to another. Currently, Gymboree supplies the franchisees with program aids, equipment and consumer products at a cost to the franchisee and conducts initial and ongoing training programs.

Gymboree will continue offering franchises for sale in 2003.

TRADEMARKS AND SERVICE MARKS

In the United States, Gymboree is the owner of the trademarks and service marks "GYMBOREE" and "MATCHMATICS" and the trademarks "GYMBO" and "GYMBABY". These marks and certain other of

Gymboree's marks are registered in the United States Patent and Trademark Office, and the mark "GYMBOREE" is also registered, or is the subject of pending applications, in approximately 73 foreign countries. The Company also has a pending application for the trademark "JANIE AND JACK" in the United States. Each federal registration is renewable indefinitely if the mark is still in use at the time of renewal. Gymboree's rights in the "GYMBOREE" mark and other marks are a significant part of our business. Accordingly, we intend to maintain the mark and the related registrations. Gymboree is not aware of any material claims of infringement or other challenges to our right to use the mark in the United States.

Gymboree uses a number of other trademarks, certain of which have been registered with the United States Patent and Trademark Office and in certain foreign countries. We believe that our registered and common law trademarks have significant value and that some of our trademarks are instrumental to our ability to create and sustain demand for and market our products.

ZUTOPIA

Gymboree launched the Zutopia concept in 1999. During 2000, Gymboree decided to focus its efforts on expanding the core Gymboree brand and, accordingly, entered into an agreement with The Wet Seal, Inc. to sell the 19-store Zutopia chain. Under the agreement, substantially all the assets of the Zutopia stores, along with the trademark and the rights to the Internet site *www.Zutopia.com*, were transferred to The Wet Seal, Inc. as of March 25, 2001. In addition, The Wet Seal, Inc. assumed all rights and obligations under the leases for 18 of the 19 stores. The remaining store was closed. Gymboree is the guarantor on lease agreements for 14 of the 19 stores sold. As a result of the sale, Gymboree recognized a loss of $5.0 million in the fourth quarter of 2000, which included a loss on the sale of property and equipment, a reserve for inventory and an accrual for legal fees and severance.

Effective March 25, 2001, the Zutopia stores began operations under the management of The Wet Seal, Inc.

FACTORS THAT MAY AFFECT FUTURE PERFORMANCE

The discussion in this Annual Report on Form 10-K contains certain forward-looking statements, including statements regarding planned capital expenditures, planned store openings, expansions and renovations, future cash generated from operations and future cash needs. Such forward-looking statements, in particular, and Gymboree's business and operating results, in general, involve risks and uncertainties. Actual results may differ significantly from the results discussed in the forward-looking statements due to a number of factors, many of which are beyond our control. The following discussion highlights some of these factors and the possible impact of these factors on future results of operations. Given these factors, we cannot assure you that we will be able to effectively continue and strengthen our operations.

We may not be able to operate successfully if we lose key personnel, are unable to hire qualified additional personnel, or experience turnover of our management team.

The continued success of Gymboree is largely dependent on the personal efforts and abilities of our senior management and certain other key personnel and on our ability to retain current management and to attract and retain qualified key personnel in the future. We have experienced significant turnover of our management team in recent years, and several members of our key management team have only recently joined us or have been promoted to executive positions for the first time. For example, our current chief executive officer was appointed in February 2001, and our chief financial officer was appointed in February 2002. In addition to performing their regular duties, our new managers must spend a significant amount of time devising strategies to execute our business model. If they are unable to effectively integrate themselves into our business, to work together as a management team or to master their new roles in a timely manner, our business will suffer. Also, because customer service is a defining feature of the Gymboree corporate culture, we must be able to hire and train qualified sales associates to succeed. The loss of certain key employees, Gymboree's inability to attract and retain other qualified key employees or a labor shortage that reduces the pool of qualified sales associates could have a material adverse effect on our growth, our operations and our financial position.

Because we purchase our products internationally, our business is sensitive to risks associated with international business.

Gymboree's products are currently manufactured to specifications by independent factories located primarily in Asia, as well as Central America, South America, Mexico, the Middle East, and the United States. As a result, our business is subject to the risks generally associated with doing business abroad, such as foreign governmental regulations, currency fluctuations, adverse conditions including epidemics, natural disasters, social or political unrest, disruptions or delays in transportation or customs clearance, local business practices and changes in economic conditions in countries in which our suppliers are located. Gymboree cannot predict the effect of such factors on our business relationships with foreign suppliers. If our current foreign manufacturing sources or mills were to cease doing business with us for any reason, such actions could have a material adverse effect on our results of operations and financial position.

Our business may be harmed by additional United States regulation of foreign trade or customs delays.

Our business is subject to the risk that the United States may adopt additional regulations relating to imported apparel products, including quotas, duties, taxes and other charges or restrictions on imported apparel. We cannot predict whether additional United States quotas, duties, taxes or other charges or restrictions will be imposed upon the importation of our products in the future, or what effect any such actions would have on our business, financial position and results of operations. If the U.S. government imposes any such charges or restrictions, the supply of products could be disrupted and their cost could substantially increase, either of which could have a material adverse effect on our operating results. Unforeseen delays in customs clearance of any goods could have a material adverse impact on our ability to deliver complete shipments to our stores, which in turn could have a material adverse effect on our business and operating results.

We may suffer negative publicity if any of our products are found to be unsafe.

Gymboree currently tests products sold in our stores. If these products have safety problems of which we are not aware or if the Consumer Product Safety Commission recalls a product sold in our stores, we may experience not only negative publicity, which could adversely impact our sales and reputation, but also product liability lawsuits, which could have a material adverse effect on our reputation, business and our financial position.

We may be subject to negative publicity or be sued if our manufacturers violate labor laws or engage in practices that our customers believe are unethical.

We seek to require our independent manufacturers to operate their businesses in compliance with the laws and regulations that apply to them. Our sourcing personnel periodically visit and monitor the operations of our independent manufacturers, but we cannot control their business and labor practices. If an independent manufacturer violates labor laws or other applicable regulations, or if such a manufacturer engages in labor or other practices that diverge from those typically acceptable in the United States, Canada or Europe, Gymboree could in turn experience negative publicity or be sued. Negative publicity regarding the production of our products could have a material adverse affect on sales of our products and our business, and a lawsuit could have a material adverse effect on our financial position. For example, see Item 3, "Legal Proceedings."

The loss of a key buying agent could impair our ability to deliver our inventory in a timely fashion, impacting its value.

In 2002, one buying agent accounted for a majority of the company's inventory purchases. Although we believe that other buying agents could be identified and retained to place our required foreign production, the loss of this buying agent could result in delays in procuring inventory and as a result could have a material adverse effect on our business and operating results.

Our business is sensitive to economic conditions that impact consumer spending.

Gymboree's financial performance is sensitive to changes in overall economic conditions that impact consumer spending, particularly discretionary spending. Future economic conditions affecting disposable consumer income such as employment levels, business conditions, interest rates and tax rates could reduce consumer spending or cause consumers to shift their spending to other products. A general reduction in the level of discretionary spending or shifts in consumer discretionary spending to other products could have a material adverse effect on our growth, net sales and profitability.

Our business is sensitive to changes in seasonal consumer spending patterns that are beyond our control.

Historically, a disproportionate amount of our retail sales and a significant portion of our net income have been realized during the months of November and December, during the holiday season. We have also experienced periods of increased sales activity in the early spring, during the period leading up to the Easter holiday, and in the early fall, in connection with back-to-school sales. Changes in seasonal consumer spending patterns for reasons beyond our control could result in lower-than-expected sales during these periods. Such a circumstance could cause us to have excess inventory, necessitating markdowns to minimize this excess, which would reduce our profitability. Any failure by us to meet our business plans for, in particular, the third and fourth quarter of any fiscal year would have a material adverse effect on our earnings, which in all likelihood would not be offset by satisfactory results achieved in other quarters of the same fiscal year. Also, because Gymboree typically spends more in labor costs during the holiday season, hiring temporary store employees in anticipation of holiday spending, a shortfall in expected sales during that period could result in a disproportionate decrease in our net income.

The highly competitive business in which we operate may impair our ability to maintain and grow our sales and results.

The children's apparel segment of the specialty retail business is highly competitive, and we may not be able to compete successfully in the future. Gymboree competes on a national level with BabyGap and GapKids (divisions of The Gap, Inc.), The Children's Place and Talbots Kids and certain leading department stores as well as certain discount retail chains such as Old Navy (a division of The Gap, Inc.), Kids 'R' Us (a division of Toys 'R' Us, Inc.) and Target. Gymboree also competes with a wide variety of local and regional specialty stores and with certain other retail chains. We also compete with children's retailers that sell their products by mail order or over the Internet. Many of these competitors are larger and have substantially greater financial, marketing and other resources than Gymboree. Increased competition may reduce sales and gross margins, increase operating expenses and decrease profit margins.

Our results may be impaired by changes in fashion trends and consumer preferences.

Gymboree's sales and profitability depend upon the continued demand by customers for our apparel and accessories. We believe that our success depends in large part upon our ability to anticipate, gauge and respond in a timely manner to changing consumer demands and fashion trends and upon the appeal of our products. There can be no assurance that the demand for Gymboree's apparel or accessories will not decline or that we will be able to anticipate, gauge and respond to changes in fashion trends. A decline in demand for our apparel and accessories or a misjudgment of fashion trends could have a material adverse effect on our business, financial condition and results of operations.

A significant disruption in the implementation of new systems could impair our ability to manage various aspects of our store operations, and our ability to report results in a timely way.

We have embarked on a comprehensive strategy to upgrade the company's legacy information systems infrastructure. A significant disruption in the implementation process resulting in the failure of systems to integrate properly could result in delays in reporting and inventory management which could in turn have a material adverse effect on our business and operating results. There can also be no assurance that the company can maintain or protect its web application from a significant disruption that could result in a material adverse effect on its web revenue.

Damage to our computer systems could severely hamper our ability to manage our business.

Our operations depend on our ability to maintain and protect our computer systems, on which we rely to manage our purchase orders, store inventory levels, web applications, accounting functions and other aspects of our business. We have computer systems located in each of our stores, with the main database server for our systems located in Burlingame, California, which exists on or near known earthquake fault zones. An earthquake or similar disaster could severely damage our business and results of operations not only by damaging our stores, but also by damaging our main server, which could disrupt our business for an indeterminate length of time. Our systems are vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures, and similar events.

TEAM MEMBERS

As of February 1, 2003, Gymboree had 7,136 full-time and part-time team members or 3,407 full-time equivalents. In addition, a significant number of seasonal team members are hired during each holiday selling season. None of our team members are represented by a labor union, and we believe that our relationship with our team members is good.

FINANCIAL INFORMATION

Financial information for Gymboree's segments and for Gymboree's international subsidiaries for each of the three years ended February 1, 2003, February 2, 2002 and February 3, 2001 is contained in Note 10 of the Notes to Consolidated Financial Statements.

AVAILABLE INFORMATION

We make available on our website at www.gymboree.com, under "Financial Resources," free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the U.S. Securities and Exchange Commission.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth current information regarding our executive officers.

Name	Age	Position
Lisa M. Harper	43	Chair of the Board and Chief Executive Officer
Myles B. McCormick	31	Chief Financial Officer, Vice President and Secretary
Marina Armstrong	40	Vice President, Human Resources, and Assistant Secretary
Deborah J. Nash	40	Vice President and General Merchandise Manager
Donald Hendricks	37	Vice President, Operations & Technology

Lisa M. Harper has been Chief Executive Officer since February 2001 and Chair of the Board since June 2002 and has been a director of Gymboree since June 2000. Ms. Harper joined Gymboree in January 1999 as Vice President, Design. From December 1999 until February 2000, she served as our Senior Vice President, Merchandising and Design. From February 2000 until September 2000, Ms. Harper served as our General Merchandise Manager. From September 2000 until February 2001, she served as our President. From February 2001 to June 2002, Ms. Harper also served as Vice Chair of the Board. Ms. Harper previously served as our Director of Design and Merchandising from 1993 to 1995. Ms. Harper has also held merchandising and design positions with several other clothing retailers, including Limited Too, Esprit, GapKids, Mervyn's and Levi Strauss.

Myles B. McCormick joined Gymboree in May 2001 as Vice President of Finance and was promoted to Chief Financial Officer in February 2002. Prior to joining Gymboree, Mr. McCormick served as Senior Manager of Global Publishing for Electronic Arts from August of 2000 to May 2001. Mr. McCormick was Vice President of Finance and Operations for Xuny.com from January 2000 to August 2000, was the Director of Financial Planning for Bebe Stores, Inc. from 1998 to 2000, and was Director of Financial Strategy for Esprit de Corp. from 1994 to 1998. Before joining Esprit, Mr. McCormick was an associate with the Lincoln Financial Group.

Marina Armstrong joined Gymboree in May 1997 as a District Manager. In February 1998, she was named Director Recruiting and Staffing. In February 1999, Ms. Armstrong was named Vice President, Organizational Development, and in June 1999 was named Vice President, Human Resources. Ms. Armstrong was named Assistant Secretary in March 2002.

Deborah J. Nash joined Gymboree in April 1997 as a Merchandise Manager. She was named Director, Merchandising in February 2000, and was named Vice President, Merchandising in September 2000. Ms. Nash was named General Merchandise Manager in January 2003.

Donald H. Hendricks joined Gymboree in November 1998 as Director, Product Information Systems and Technology. Mr. Hendricks was named Senior Director, IS&T Operations in November 1999. He was named Vice President, Technology Services in September 2000, and was named Vice President, Operations & Technology in June 2002.

ITEM 2. PROPERTIES

Gymboree's corporate campus is located in three office buildings in Burlingame, California, which we occupy under leases expiring between 2003 and 2006.

We own a 300,000 square foot distribution center on 21 acres in Dixon, California. All products are distributed to our U.S. stores from this facility. Gymboree leases a 26,000 square foot distribution center in Shannon, Ireland for European operations, and utilizes a third-party owned and operated distribution center in Toronto, Ontario, Canada for Canadian operations.

At February 1, 2003, Gymboree's 584 stores included an aggregate of approximately 1,040,000 square feet of space. Our stores are all leased, typically for a 10-year term, and include a cancellation clause if minimum revenue levels are not achieved. In most cases, Gymboree pays a minimum rent plus a percentage rent based on the store's net sales in excess of a certain threshold. Substantially all of the leases require us to pay insurance, utilities, real estate taxes, and repair and maintenance expenses. In addition, we operate 23 Play & Music sites under leases that expire between 2003 and 2010. See Note 4 of the Notes to Consolidated Financial Statements.

ITEM 3. LEGAL PROCEEDINGS

Gymboree was named as a defendant in a lawsuit relating to sourcing of products from Saipan (Commonwealth of the Northern Mariana Islands). A complaint was filed on January 13, 1999 in the U.S. District Court, Central District of California, by various unidentified worker plaintiffs against Gymboree and approximately 25 other parties. The case was transferred to the U.S. District Court for the District of Hawaii and then subsequently transferred to the U.S. District Court for the District of the Northern Mariana Islands. The plaintiffs sought class-action status and alleged, among other things, that Gymboree (and other defendants) violated the Racketeer Influenced and Corrupt Organizations Act in connection with the labor practices and treatment of workers at factories in Saipan that make products for us. The plaintiffs sought injunctive relief as well as actual and punitive damages. Gymboree has agreed to a settlement with the plaintiffs and has placed in escrow a settlement payment of $165,606. In April 2003, the court granted final approval of the settlement.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Gymboree's common stock is traded on the Nasdaq National Market under the symbol "GYMB." The following table sets forth the quarterly high and low sale prices per share of our common stock over the last two fiscal years, as reported on the Nasdaq National Market.

	Fiscal 2002		Fiscal 2001	
	High	Low	High	Low
First Quarter	19.30	10.90	16.38	6.37
Second Quarter	19.94	10.98	8.53	4.38
Third Quarter	20.30	11.41	9.28	5.10
Fourth Quarter	21.50	13.08	14.31	9.07

As of April 21, 2003, the number of holders of record of Gymboree's common stock totaled approximately 655. Gymboree has never declared or paid cash dividends on its common stock and anticipates that all future earnings will be retained for development of its business. The payment of any future dividends will be at the discretion of Gymboree's Board of Directors and will depend upon, among other things, future earnings, capital requirements, our financial position and general business conditions. In addition, Gymboree is restricted from paying dividends under the terms of its existing credit facility.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected financial data have been derived from the consolidated financial statements of Gymboree. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto.

	2002	2001	2000 (1)	1999	1998
	(In thousands, except operating data and per share amounts)				
Statement of Operations Data:					
Net sales:					
Retail	$ 531,859	$ 505,969	$ 448,843	$ 437,378	$ 457,540
Play & Music	14,940	13,977	13,140	11,675	10,056
	546,799	519,946	461,983	449,053	467,596
Cost of goods sold, including buying and occupancy expenses	(316,903)	(328,101)	(329,049)	(285,972)	(297,826)
Gross profit	229,896	191,845	132,934	163,081	169,770
Selling, general and administrative expenses	(194,071)	(180,792)	(191,141)	(181,138)	(160,316)
Operating income (loss)	35,825	11,053	(58,207)	(18,057)	9,454
Foreign exchange gains (losses), net	204	(432)	130	(55)	187
Interest income (expense)	(533)	(3,174)	(1,871)	877	265
Income (loss) before income taxes	35,496	7,447	(59,948)	(17,235)	9,906
Income tax benefit (expense)	(13,666)	(2,867)	23,080	6,635	(3,665)
Net income (loss)	$ 21,830	$ 4,580	$ (36,868)	$ (10,600)	$ 6,241
Basic income (loss) per share	$ 0.75	$ 0.16	$ (1.38)	$ (0.44)	$ 0.26
Diluted income (loss) per share	$ 0.71	$ 0.16	$ (1.38)	$ (0.44)	$ 0.26
Basic weighted average shares outstanding	28,992	28,326	26,686	24,315	24,164
Diluted weighted average shares outstanding	30,633	29,377	26,686	24,315	24,227
Operating Data:					
Number of stores at end of period	584	580	599	605	564
Net sales per gross square foot at period-end (2)	$ 511	$ 494	$ 425	$ 417	$ 551
Net sales per average store	$ 911,000	$ 872,000	$ 749,000	$ 723,000	$ 811,000
Comparable store net sales increase (decrease) (3)	4%	16%	(1%)	(17%)	(1%)
Balance Sheet Data:					
Working capital	$ 76,739	$ 49,268	$ 33,374	$ 57,225	$ 76,314
Total assets	255,136	219,629	244,442	240,918	255,594
Long-term debt	—	8,830	16,443	10,877	11,460
Stockholders' equity	169,418	142,429	134,116	158,462	168,372

Notes:

(1) 2000 includes 53 weeks.

(2) Equals retail sales divided by total square feet of store space as of each fiscal year-end.

(3) A comparable store is one that has been opened for a full 14 months. Stores that are relocated or expanded by more than 15% of their original square footage become comparable 14 months after final relocation or the completion of the expansion project. Comparable stores net sales in fiscal years 2002 through 1998 were calculated on a 52-week basis.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Gymboree Corporation was founded in 1976 as a provider of interactive parent-child play programs and began to franchise this business in 1979. In 1986, we opened our first retail store featuring children's apparel and accessories. Through the end of 2002, we had grown to 584 stores, including 535 stores in 50 states and the District of Columbia (including 11 Janie and Jack stores), 24 stores in Canada and 25 stores in Europe.

Gymboree's net sales for 2002 increased to $546.8 million from $519.9 million in 2001 and $462.0 million in 2000. Our net income totaled $21.8 million in 2002 compared to $4.6 million in 2001, and a net loss of $36.9 million in 2000. Comparable store net sales, based on a 52-week period, increased 4% during 2002 versus 2001, 16% during 2001 versus 2000, and decreased 1% in 2000 versus 1999. We expect that future increases in net sales and net income will be dependent on the ability to generate increased sales within existing stores, the opening of new store locations, and generating profitability in international stores.

Gymboree's year-end is on the Saturday closest to January 31. Fiscal year 2002, which included 52 weeks, ended on February 1, 2003. Fiscal 2001 and 2000, which included 52 and 53 weeks, ended on February 2, 2002 and February 3, 2001, respectively.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. We identified our most critical accounting policies and estimates to be those related to inventory valuation, asset impairment, workers' compensation, sales return reserve and income taxes.

Inventory Valuation. Inventory is valued using the retail method of accounting and is stated at the lower of cost or market. We review our inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and use markdowns to clear merchandise. We estimate shortage for the period between the last physical count and the balance sheet date. Our shortage estimate can be affected by changes in merchandise mix and changes in actual shortage trends.

Asset Impairment. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the long-lived assets are less than the carrying value, we recognize a loss equal to the difference between the carrying value and the fair value of the assets. Decisions to close a store or facility can also result in accelerated depreciation over the revised useful life. For locations to be closed which are under long-term leases, we record a charge for lease buyout expense or the difference between our rent and the rate at which we expect to be able to sublease the properties and related cost, as appropriate. Most closures occur upon the lease expiration. Our estimate of future cash flows is based on our experience, knowledge and typically third-party advice or market data. However, these estimates can be affected by factors such as future store profitability, real estate demand and economic conditions that can be difficult to predict.

Workers' Compensation. Gymboree is primarily self-insured for workers' compensation insurance. The Company records its self-insurance liability based on claims filed and an estimate of claims incurred but not yet reported. Should a greater amount of claims occur compared to what was estimated or costs of the claims increase beyond what was anticipated, reserves recorded may not be sufficient and additional accruals may be required in future periods.

Sales Return Reserve. The Company records a reserve for estimated product returns based on historical return trends. If actual returns are greater than those projected by management, additional sales returns may be recorded in the future.

Income Taxes. We record reserves for estimates of probable settlements of domestic and foreign tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. Our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings.

2002 Compared to 2001

Net Sales

Net retail sales for the fifty-two weeks ended February 1, 2003 increased to $531.9 million from $506.0 million in the fifty-two weeks ended February 2, 2002, an increase of $25.9 million, or 5.1%. Comparable store sales for the 52-week period increased 4% over the same 52-week period last year. The increase primarily reflects sales associated with the net comparable store sales increase ($20.6 million), sales from 18 new stores opened during 2002 (including 11 Janie and Jack stores) ($5.8 million), incremental sales from 14 stores relocated during 2002 ($1.1 million), the incremental revenue from store additions or relocations made during 2001 ($5.8 million) and an increase in shipping income ($0.7 million). This increase was partially offset by a decrease in sales of $8.1 million from stores closed in 2001 and 2002. Management attributes the sales increase to improvements in the overall merchandise assortments and inventory levels from the prior year that supported an increase in the average transaction value, offset in part by a lower volume of transactions. The number of retail stores open at the end of the period was 584, compared to 580 open at the end of 2001. Play & Music net sales for the fifty-two weeks ended February 1, 2003 increased to $14.9 million from $14.0 million in the fifty-two weeks ended February 2, 2002, an increase of $.9 million or 6.4%. The increase was primarily due to an increase in the number of franchised operating locations and higher royalties from existing franchisees. There were 539 Play & Music sites at the end of the period, compared to 484 at the end of 2001.

Gross Profit

Gross profit for the fifty-two weeks ended February 1, 2003 increased to $229.9 million from $191.8 million in the fifty-two weeks ended February 2, 2002, an increase of $38.1 million, or 19.8%. As a percentage of net sales, gross profit increased to 42.0% from 36.9% in the same period last year. The increase in gross profit as a percentage of net sales was attributable to higher merchandise margins as a result of lower promotional rates as compared to the prior year, as well as the successful execution of our inventory management initiatives. The increase was also attributable to increased operating leverage on occupancy and buying expenses due to the increase in sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A"), which principally consist of non-occupancy store expenses, corporate overhead and distribution expenses, increased to $194.1 million for the fifty-two weeks ended February 1, 2003 from $180.8 million in the fifty-two weeks ended February 2, 2002, an increase of $13.3 million or 7.4%. As a percentage of net sales, SG&A increased to 35.5% in 2002 compared to 34.8% in 2001. The increase in SG&A expenses was primarily due to an increase in transportation costs related to the West Coast port strike, employee compensation, depreciation on new information systems and development costs for the new Janie and Jack store concept, offset in part by a net recovery of approximately $1 million received for a lease buyout in the United Kingdom.

Foreign Exchange Gains (Losses), Net

Net foreign exchange gains totaled $204,000 for the fifty-two weeks ended February 1, 2003 compared to losses of $432,000 in 2001. These gains (losses) resulted from currency fluctuations on inter-company transactions between our United States operations and foreign subsidiaries.

Interest Expense

Interest expense of $1.2 million was incurred for the fifty-two weeks ended February 1, 2003, compared to interest expense of $3.5 million for the same period last year. The decrease was due to lower average borrowings and lower interest rates. Included in interest expense for 2002 was $432,000 in prepayment penalties and unamortized loan fees related to the early extinguishment of Gymboree's debt.

Interest Income

Interest income increased to $712,000 for the fifty-two weeks ended February 1, 2003 from $301,000 in the same period last year due to interest earned on higher cash and cash equivalent balances on a year-over-year basis.

Income Tax

Gymboree's effective tax rate for 2002 and 2001 was 38.5%. See Note 7 of the Notes to Consolidated Financial Statements.

2001 Compared to 2000

Net Sales

Net retail sales for the fifty-two weeks ended February 2, 2002 increased to $506.0 million, from $448.8 million in the fifty-three weeks ended February 3, 2001, an increase of $57.2 million, or 12.7%. Comparable store sales for the 52-week period in 2001 increased 16% over the same 52-week period in 2000. The increase reflects sales associated with the net comparable store sales increase ($68.4 million), sales from 11 new stores opened during 2001 ($4.2 million), incremental sales from 10 stores relocated during 2001 ($1.4 million), and the annualized revenue from store additions or relocations made during 2000 ($4.3 million). These increases more than offset the loss of sales associated with the exclusion of the 53rd week, the loss of sales from non-Zutopia stores closed during 2001, and the sale/closure of Zutopia on March 25, 2001. Management believes the increase in comparable store sales was primarily attributable to improvements in the overall product offering and inventory levels that supported increases in both average transaction values and overall transactions processed in 2001 over 2000. The number of stores open at the end of the period was 580, compared to 599 open at the end of 2000 (which included 19 Zutopia stores). The reduction in overall store count reflects the sale of 18 and closure of 1 Zutopia stores. Play & Music net sales for the fifty-two weeks ended February 2, 2002 increased to $14.0 million from $13.1 million in 2000, an increase of $.9 million or 6.9%. The increase was primarily due to increases in domestic franchise activity, royalties from existing franchises, and improved performance related to the company's 25 owned locations, which more than offset the impact from revenue associated with the additional week in 2000. There were 484 Play & Music sites at the end of 2001, compared to 439 at the end of 2000.

Gross Profit

Gross profit for the fifty-two weeks ended February 2, 2002 increased to $191.8 million from $132.9 million in the fifty-three weeks ended February 3, 2001, an increase of $58.9 million, or 44.3%, primarily attributable to the increase in net sales. Gross profit in 2000 reflected the additional week for the year, and to a lesser extent, gross profit relating to Zutopia. As a percentage of net sales, gross profit in 2001 increased 8.1 percentage points to 36.9% from 28.8% in 2000. The increase in gross profit as a percentage of net sales in 2001 compared to 2000 was attributable to lower promotional rates in response to stronger product acceptance and better inventory management, lower production costs, and leverage on occupancy and buying costs as a result of the increase in comparable store sales.

Selling, General and Administrative Expenses

SG&A decreased as a percentage of net sales to 34.8% in 2001 compared to 41.4% in 2000 (excluding special charges). Special charges were $6.3 million in 2000 and resulted from the loss associated with the sale of Zutopia to The Wet Seal, Inc. and the impairment reserve for store assets and software costs related to website development. See discussion of impairment reserve and special charges in Notes 2 and 3 of the Notes to Consolidated Financial Statements. Excluding the special charges, the decrease in SG&A, as a percentage of net sales, was primarily attributable to an increase in net sales in conjunction with the savings related to Zutopia and lower overall distribution and selling expenses.

Foreign Exchange Gains (Losses), Net

Net foreign exchange losses totaled $432,000 for the fifty-two weeks ended February 2, 2002 compared to a net gain of $130,000 in 2000. These gains (losses) resulted from currency fluctuations on inter-company transactions between our United States operations and foreign subsidiaries.

Interest Expense

Interest expense of $3.5 million was incurred for the fifty-two weeks ended February 2, 2002 as compared to $2 million for the fifty-three weeks ended February 3, 2001. The increase was due to higher average borrowings at lower interest rates.

Interest Income

Interest income increased to $301,000 for the fifty-two weeks ended February 2, 2002 from $115,000 in the fifty-three weeks ended February 3, 2001 due to interest earned on higher cash and cash equivalent balances on a year-over-year basis.

Income Tax

Gymboree's effective tax rate for 2001 and 2000 was 38.5%. See Note 7 of the Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

During 2002 and 2001, Gymboree satisfied its cash requirements through cash flows from operations as compared to 2000 when cash requirements were met through a combination of equity financing and borrowings. Primary uses of operating cash flows during 2002 and 2001 were to repay borrowings, relocate and expand stores, open new stores (including 11 Janie and Jack stores) and purchase information technology systems, compared to 2000 when cash was used to finance operating activities and capital expenditures.

The combined balances of cash and cash equivalents totaled $60.6 million and $8.4 million at February 1, 2003 and February 2, 2002, respectively.

Working capital as of February 1, 2003 totaled $76.7 million compared to $49.3 million at February 2, 2002. The increase in working capital was primarily due to an increase in operating cash flow that resulted in a decrease in borrowings needed to fund operations, as well as a tax refund of $16.5 million. During 2002, Gymboree generated $84.8 million from operating activities primarily due to net income before depreciation and amortization of $48.1 million, the tax refund of $16.5 million and an increase in accounts payable and accrued liabilities of $20.5 million. During 2002, investing activities consisted almost entirely of capital expenditures totaling $25.9 million, primarily related to the opening of 18 new domestic and international stores (including 11 Janie and Jack stores), the relocation and expansion of 14 stores, and information technology improvements. During 2002, financing activities used $5.8 million, reflecting repayments on borrowings of $9.5 million, offset by proceeds from the exercise of warrants and stock options of $3.7 million. During 2001, Gymboree generated $39.3 million from operating activities primarily due to net income before depreciation and amortization of $28.7 million, offset by a decrease in inventory of $14.2 million and a decrease in accounts payable of $10.9 million. During 2001, investing activities consisted of capital expenditures totaling $19.1 million, primarily related to the opening of 11 new domestic and international stores, the relocation and expansion of 10 stores, updating of store fronts of approximately 150 stores and information technology system expenditures, and proceeds from the sale of Zutopia assets of $3.2 million. During 2001, financing activities used $20.6 million, reflecting repayments on borrowings of $23.8 million, offset by proceeds from the exercise of warrants and stock options of $3.2 million.

In August 2000, Gymboree entered into a three-year secured revolving line of credit with Fleet Retail Finance, Inc. and a syndicate of other lenders ("bank"). This facility, as amended, provides for an overall credit line of $60 million that may be used for working capital and capital expenditure needs and the issuance of documentary and standby letters of credit. A blanket lien on merchandise inventories and other assets secures the credit facility. Gymboree's maximum borrowing under the credit facility may not exceed the lesser of (a) $60 million or (b) the total of (i) the adjusted value of acceptable inventory, including eligible letter of credit inventory (subject to advance rates); plus (ii) 85% of Gymboree's eligible credit card accounts receivable; plus (iii) 100% of eligible investments; minus (iv) applicable reserves. Gymboree's annual capital expenditures are limited. This credit facility expires in September 2003. Gymboree intends to either renew or replace this credit facility on substantially similar terms.

As of February 1, 2003, approximately $16.3 million was available pursuant to such facility. The interest rate during the term of the facility is based on the bank's Reference Rate plus an applicable margin of up to 0.25% or

Eurodollar rate plus an applicable margin of up to 2.50%. As of February 1, 2003, the interest rate was 4.25%. In 2002, the Company exceeded its annual capital expenditures covenant. On April 24, 2003, the Company obtained a consent from Fleet Retail Finance, Inc. to cure this covenant violation.

On August 24, 2000, Gymboree obtained a three-year term loan for $7 million with Back Bay Capital Funding LLC with an annual interest rate of 16%, which was repaid in January 2002.

During 1998, Gymboree issued two promissory notes totaling $12 million, both secured by our distribution center in Dixon, California. On April 16, 2001, Gymboree entered into an amendment that increased the interest rates and removed certain financial covenants in the two promissory notes. These notes, which were due October 2005 and January 2009, were repaid in the third quarter of 2002. Gymboree recognized $432,000 in prepayment penalties and unamortized loan fees related to the early extinguishment of these notes, and in accordance with Statement of Financial Accounting Standards No. 145, included the charge in interest expense in the accompanying statements of operations.

Gymboree estimates that capital expenditures during 2003 will be approximately $33 million, and will primarily be used to open 15-20 new Gymboree stores as well as 10-15 new Janie and Jack stores, and to continue the systems infrastructure replacement.

We anticipate that cash generated from operations, together with our existing cash resources and funds available from current and future credit facilities, will be sufficient to satisfy our cash needs through 2003.

Summary Disclosures about Contractual Obligations and Commercial Commitments

The following table reflects a summary of our contractual cash obligations as of February 1, 2003:

Contractual Cash Obligations

($ in thousands)	1–3 years	4–5 years	After 5 years	Total
Documentary and stand-by letters of credit	$ 38,786	$ —	$ —	$ 38,786
Operating leases	127,669	59,591	69,361	256,621
Total contractual cash obligations	$166,455	$59,591	$69,361	$295,407

Gymboree is the guarantor on lease agreements for 14 of the 19 Zutopia stores sold to The Wet Seal in 2000 and a Play & Music site sold to a franchisee in 2002. The guarantees on the Zutopia store leases are effective until the leases expire, which occurs through 2009. The guarantee on the Play & Music site is effective until November 30, 2003. The lease guarantees require that Gymboree make all required lease payments upon default by the current tenants. Gymboree's maximum potential amount of future payments under the guarantees approximates $15.8 million, excluding amounts that would be payable based on a percentage of sales, as such amounts cannot be estimated. Gymboree does not have recourse against The Wet Seal, Inc. or the Play and Music franchisee in case of non-performance. The following table reflects a summary of our lease guarantees as of February 1, 2003.

Lease Guarantees

($ in thousands)	1–3 years	4–5 years	After 5 years	Total
Lease guarantees	$7,348	$5,018	$3,461	$15,827

Recently Issued Accounting Standards

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and establishes standards for the recognition and measurement of asset impairment and disposal cost. SFAS No. 144 supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and

Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. Gymboree adopted this Statement on February 3, 2002. The adoption of this Statement did not have a material impact on our financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections. Among other provisions, SFAS No. 145 rescinds FASB Statement 4, Reporting Gains and Losses from Extinguishment of Debt. Accordingly, gains or losses from extinguishment of debt should not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the criteria of Accounting Principles Board Opinion 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions ("APB 30"). Gains or losses from extinguishment of debt, which do not meet the criteria of APB 30, should be reclassified to income from continuing operations in all prior periods presented. Gymboree adopted this Statement on May 16, 2002, and accordingly, recognized $432,000 in prepayment penalties and unamortized loan fees related to the early extinguishment of debt as interest expense in the accompanying statements of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for the fair value of the costs associated with an exit or disposal activity be recognized when the liability is incurred. Gymboree will adopt SFAS No.146 on February 2, 2003. The adoption of this Statement will impact the timing and amount of charges recorded related to future restructurings, if any.

In November 2002, FASB Interpretation 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"), was issued. FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company previously did not record a liability when guaranteeing obligations unless it became probable that the Company would have to perform under the guarantee. FIN 45 applies prospectively to guarantees the Company issues or modifies subsequent to December 31, 2002, but has certain disclosure requirements effective for interim and annual periods ending after December 15, 2002. The Company has historically issued guarantees only on a limited basis and does not anticipate FIN 45 will have a material effect on its 2003 financial statements. Disclosures required by FIN 45 as described above and included in the accompanying financial statements.

Seasonality and Quarterly Fluctuations

Gymboree has historically experienced, and expects to continue to experience, seasonal fluctuations in our retail sales and net income. Historically, a disproportionate amount of our retail sales and a significant portion of our net income have been realized during the months of November and December. In anticipation of increased sales activity during these months, Gymboree hires a significant number of temporary employees to bolster the store staff. In addition, we have experienced periods of increased sales activity in early spring and early fall. If, for any reason, our sales were below seasonal norms during November and December, or during the early spring or early fall, our annual operating results could be materially and adversely affected. Historically, retail sales and net income have been weakest during the second fiscal quarter, and we expect this trend to continue. Gymboree's quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of new store openings, the costs and increased overhead associated with the opening and future operation of new stores. In addition, the sales contributed by new stores, advertising and marketing expenditures, merchandise mix and timing, and level of markdowns may contribute to fluctuations in operating performance.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Gymboree enters into forward foreign exchange contracts to hedge certain inter-company loans and inventory purchases (principally British pounds sterling and Canadian dollars). The term of the forward exchange contracts is generally less than one year. The purpose of our foreign currency hedging activities is to protect us from the risk that the eventual dollar net cash inflow resulting from the repayment of certain inter-company loans from our foreign subsidiaries and dollar margins resulting from inventory purchases will be adversely affected by changes in exchange rates.

The table below summarizes by major currency the notional amounts and fair values of our open forward foreign exchange contracts in U.S. dollars as of February 1, 2003 and February 2, 2002.

	February 1, 2003		
(In thousands)	Notional Amount	Fair Value Gain/(Loss)	Weighted Average Rate
British pounds sterling	$17,456	$ (752)	$1.63
Canadian dollars	9,791	(147)	0.65
Euro	5,641	(113)	1.08
Total	$32,888	$(1,012)	

	February 2, 2002		
(In thousands)	Notional Amount	Fair Value Gain/(Loss)	Weighted Average Rate
British pounds sterling	$ 3,716	$ 43	$1.41
Canadian dollars	2,509	28	0.63
Total	$ 6,225	$ 71	

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

THE GYMBOREE CORPORATION
CONSOLIDATED BALANCE SHEETS

	February 1, 2003	February 2, 2002
	(In thousands, except share data)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 60,628	$ 8,429
Accounts receivable, net of allowance of $66 and $30	7,506	7,693
Merchandise inventories	62,561	63,584
Prepaid expenses	9,181	8,302
Deferred taxes	1,583	5,938
Total current assets	141,459	93,946
Property and Equipment:		
Land and buildings	10,371	9,943
Leasehold improvements	92,126	87,983
Furniture, fixtures, and equipment	128,212	117,373
	230,709	215,299
Less accumulated depreciation and amortization	(124,245)	(107,170)
	106,464	108,129
Deferred Taxes	5,285	13,070
Lease Rights and Other Assets	1,928	4,484
Total Assets	$ 255,136	$ 219,629
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 27,150	$ 20,261
Accrued liabilities	37,570	23,732
Current portion of long-term debt	—	685
Total current liabilities	64,720	44,678
Long-Term Liabilities:		
Long-term debt, net of current portion	—	8,830
Deferred rent and other liabilities	20,998	23,692
Total Liabilities	85,718	77,200
Commitments and Contingencies	—	—
Stockholders' Equity:		
Common stock, including excess paid-in capital ($.001 par value: 100,000,000 shares authorized; 29,223,741 and 28,691,746 shares outstanding at February 1, 2003 and February 2, 2002, respectively)	50,086	44,484
Retained earnings	120,099	98,269
Accumulated other comprehensive loss	(767)	(324)
Total stockholders' equity	169,418	142,429
Total Liabilities and Stockholders' Equity	$ 255,136	$ 219,629

See notes to the consolidated financial statements

THE GYMBOREE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
	(In thousands, except per share data)		
Net sales:			
Retail	$ 531,859	$ 505,969	$ 448,843
Play & Music	14,940	13,977	13,140
	546,799	519,946	461,983
Cost of goods sold, including buying and occupancy expenses	(316,903)	(328,101)	(329,049)
Gross profit	229,896	191,845	132,934
Selling, general and administrative expenses	(194,071)	(180,792)	(191,141)
Operating income (loss)	35,825	11,053	(58,207)
Foreign exchange gains (losses), net	204	(432)	130
Interest income	712	301	115
Interest expense	(1,245)	(3,475)	(1,986)
Income (loss) before income taxes	35,496	7,447	(59,948)
Income tax benefit (expense)	(13,666)	(2,867)	23,080
Net income (loss)	$ 21,830	$ 4,580	$ (36,868)
Income (loss) per share:			
Basic	$ 0.75	$ 0.16	$ (1.38)
Diluted	$ 0.71	$ 0.16	$ (1.38)
Weighted average shares outstanding:			
Basic	28,992	28,326	26,686
Diluted	30,633	29,377	26,686

See notes to the consolidated financial statements

THE GYMBOREE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 21,830	$ 4,580	$(36,868)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	26,281	24,106	24,104
Impairment reserve	—	115	535
Provision for deferred income taxes	12,552	3,716	(17,757)
Non-cash compensation expense	303	—	130
Loss on disposal of property and equipment	1,225	983	6,946
Tax benefit from exercise of stock options	1,592	848	957
Change in assets and liabilities:			
Accounts receivable	237	41	(2,814)
Merchandise inventories	169	14,196	(31,100)
Prepaid expenses and other assets	2,149	154	(6,731)
Accounts payable	6,714	(10,891)	12,556
Accrued liabilities	13,780	4,078	(3,736)
Deferred liabilities and other liabilities	(1,983)	(2,641)	(2,792)
Net cash provided by (used in) operating activities	84,849	39,285	(56,570)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(25,926)	(19,064)	(12,941)
Proceeds from sale of assets	99	3,195	—
Net cash used in investing activities	(25,827)	(15,869)	(12,941)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of stock	3,707	3,161	11,581
Proceeds from (payments on) borrowings	—	(16,225)	16,225
Proceeds from (payments on) long term debt	(9,515)	(7,562)	5,617
Net cash used in financing activities	(5,808)	(20,626)	33,423
Net Increase (Decrease) in Cash and Cash Equivalents	53,214	2,790	(36,088)
Effect of exchange rate fluctuations on cash	(1,015)	333	1,120
CASH AND CASH EQUIVALENTS:			
Beginning of Year	8,429	5,306	40,274
End of Year	$ 60,628	$ 8,429	$ 5,306
OTHER CASH FLOW INFORMATION:			
Cash paid during the year for income taxes	$ 6,584	$ 461	$ 275
Refunds received during the year for income taxes	$ 16,528	$ 2,666	$ 7,213
Cash paid during the year for interest	$ 1,077	$ 3,441	$ 2,344

See notes to the consolidated financial statements

THE GYMBOREE CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total	Total Comprehensive Income/(Loss)
	Shares	Smount					
				(Dollars in thousands)			
Balance at January 29, 2000	24,402,334	$25	$27,782	$130,557	$ 98	$158,462	
Issuance of common stock under stock option and purchase plans	439,279	—	2,117			2,117	
Net proceeds from issuance of common stock pursuant to private placement	3,198,670	3	9,461			9,464	
Stock options exchanged for services			130			130	
Tax benefit from exercise of stock options			957			957	
Net adjustments for foreign currency translation ($239) and unrealized net gains on cash flow hedges of $93					(146)	(146)	$ (146)
Net loss				(36,868)		(36,868)	(36,868)
Comprehensive loss							$(37,014)
Balance at February 3, 2001	28,040,283	$28	$40,447	$ 93,689	$ (48)	$134,116	
Issuance of common stock under stock option and purchase plans	346,286	—	2,254			2,254	
Issuance of common stock under exercise of stock warrants	305,177	1	906			907	
Tax benefit from exercise of stock options			848			848	
Net adjustments for foreign currency translation ($251) and unrealized net loss on cash flow hedges of ($24)					(276)	(276)	$ (276)
Net income				4,580		4,580	4,580
Comprehensive income							$ 4,304
Balance at February 2, 2002	28,691,746	$29	$44,455	$ 98,269	$(324)	$142,429	
Issuance of common stock under stock option and purchase plans	499,166	—	3,609			3,609	
Stock based compensation under purchase plan			303			303	
Issuance of common stock under exercise of stock warrants	32,829	—	98			98	
Tax benefit from exercise of stock options			1,592			1,592	
Net adjustments for foreign currency translation of $221 and unrealized net loss on cash flow hedges of $1,079 ($664, net of tax of $415)					(443)	(443)	$ (443)
Net income				21,830		21,830	21,830
Comprehensive income							$ 21,387
Balance at February 1, 2003	29,223,741	$29	$50,057	$120,099	$(767)	$169,418	

See notes to the consolidated financial statements

THE GYMBOREE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of the Business

Gymboree is a leading specialty retailer of high quality apparel and accessories for children. Gymboree operates two reportable segments, retail stores and Play & Music (See Note 10 for information on these two segments). As of February 1, 2003, Gymboree's retail segment operated 584 stores, including 524 Gymboree and 11 Janie and Jack stores in the United States, 24 Gymboree stores in Canada and 25 Gymboree stores in Europe, as well as on-line stores at www.gymboree.com and www.janieandjack.com.

Gymboree Play & Music offers directed parent-child developmental play programs designed to enhance early childhood development through fun-filled sensory and motor activities that engage children ages newborn to four years old through sight, touch, sound and movement. As of February 1, 2003, Gymboree's Play & Music programs included 23 company-operated play centers in California and 516 franchisee-operated play centers, of which approximately 65% are located in the United States and the remaining 35% are located in other countries.

Fiscal Year

Gymboree's year-end is on the Saturday closest to January 31. Fiscal years 2002 and 2001, which included 52 weeks each, ended on February 1, 2003 and February 2, 2002, respectively. Fiscal year 2000, which included 53 weeks, ended on February 3, 2001.

Basis of Presentation

The consolidated financial statements include The Gymboree Corporation and its subsidiaries, all of which are wholly owned ("Gymboree"). All significant inter-company balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investment instruments with a maturity of three months or less, at date of purchase.

Accounts Receivable

The majority of Gymboree's accounts receivable are due from major credit card companies and are collected within 5 days. Also included in accounts receivable are amounts due from Play & Music franchisees for royalties. Royalties are due within 30 days of each quarter-end. Gymboree estimates its allowance by considering a number of factors, including the length of time accounts receivable are past due and the Company's previous loss history.

Concentrations

Financial instruments that potentially subject Gymboree to concentrations of credit risk consist of cash and cash equivalents. At times, cash balances held at financial institutions are in excess of federally insured limits.

Estimated Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and current portion of debt approximates their estimated fair values due to the short maturities of these instruments. The carrying value of long-term debt approximates its fair value based on current rates available to Gymboree for similar debt.

1. Summary of Significant Accounting Policies (Continued)

Merchandise Inventories

Merchandise inventories are recorded under the retail method of accounting and are stated at the lower of cost or market.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from approximately 3 to 10 years, except for the distribution center in Dixon, California, which has a useful life of 39 years. Leasehold improvements include internal payroll costs for employees fully dedicated to real estate construction projects and are amortized over the lesser of the applicable lease term, which range from 10 to 25 years, or the estimated useful lives of the improvements. Software costs are capitalized in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and are amortized using the straight-line method based on an estimated useful life of 3 to 5 years. Construction in progress was $3.6 million and $7.8 million as of February 1, 2003 and February 2, 2002, respectively.

Asset Impairment

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the long-lived assets are less than the carrying value, a loss is recognized equal to the difference between the carrying value and the fair value of the assets. Decisions to close a store or facility can also result in accelerated depreciation over the revised useful life. For locations to be closed which are under long-term leases, a charge is recorded for lease buyout expenses or the difference between the rent and the rate at which we expect to be able to sublease the properties and related costs, as appropriate. Most closures occur upon the lease expiration. The estimate of future cash flows is based on our experience, knowledge and typically third-party advice or market data. However, these estimates can be affected by factors such as future store profitability, real estate demand and economic conditions that can be difficult to predict.

Capitalized Interest

Gymboree capitalizes interest as a component of the cost of property and equipment constructed for its own use. In 2002, 2001, and 2000, capitalized interest totaled $264,000, $362,000, and $279,000, respectively.

Income Taxes

Gymboree computes income taxes using the asset and liability method. Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. A valuation allowance is recorded when it is deemed more likely than not that a deferred tax asset will not be realized.

Lease Rights

Lease rights are included in other assets and are recorded at cost and amortized over the lesser of 10 years or the life of the lease.

Deferred Rent

Many of Gymboree's operating leases contain free rent periods and predetermined fixed increases of the minimum rental rate during the initial lease term. For these leases, Gymboree recognizes the related rental expense on a straight-line basis and records the difference between the amounts charged to expense and the rent paid as deferred rent.

1. Summary of Significant Accounting Policies (Continued)

Construction Allowance

As part of many of our lease agreements, we receive construction allowances from landlords. The construction allowances are deferred and amortized on a straight-line basis over the life of the lease as a reduction of rent expense. Construction allowances of $840,000 and $1.1 million were granted in 2002 and 2001, respectively, and are included in deferred rent and other liabilities.

Self-Insured Liabilities

The Company records a liability for the self-insured portion of its workers' compensation insurance. The Company records its self-insurance liability based on claims filed and an estimate of claims incurred but not yet reported.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries are translated to U.S. dollars at the exchange rates effective on the balance sheet date. Revenues, costs of sales, expenses and other income are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are recorded as other comprehensive income within stockholders' equity.

Store Pre-opening Costs

Store pre-opening costs are expensed as incurred.

Revenue Recognition

Revenue is recognized at the point of sale in Gymboree's retail stores. Prior to 2002, web store revenue was recorded upon shipment. Beginning in 2002, web store revenue is recorded when the merchandise is delivered to the customer. The effect of this change was insignificant. Sales are presented net of a sales return reserve. Shipping fees received from customers are included in net sales and the associated shipping costs are included in cost of goods sold. Gymboree also sells gift certificates in its retail store locations and through its websites. Revenue is recognized in the period that the gift certificate or store credit is redeemed.

Gymboree liquidates obsolete inventory through sales to off-price retailers and donations to charity. Proceeds from sales to off-price retailers generally approximate the cost of inventory and are recognized at the time of shipment. Such proceeds are recorded as a reduction of cost of goods sold in the accompanying consolidated statements of operations and approximated $2.4 million and $3.4 million in 2002 and 2001, respectively.

For the Play & Music operations, initial franchise and transfer fees for all sites sold in a territory are recognized as revenue when the franchisee has paid the initial franchise or transfer fee, in the form of cash and/or note payable, and has fully executed a franchise agreement. Gymboree receives a royalty of 6% of each domestic franchisee's gross receipts from operations and up to 20% of the fees paid by international sub-franchisees to the Master Franchisee. Such royalty fees are recorded when earned and are due from the franchisees 30 days following the close of each quarter. Gymboree also recognizes revenues from consumer products sold to franchisees for resale at the time the products are shipped to the franchisees.

Related Party Transactions

During 2002 and 2001, Gymboree had sales of obsolete inventory of $1.4 million and $2.7 million to Ross Stores, Inc., an off-price retailer for which the Company's Chairman Emeritus of the Board serves on the board of directors.

The Company has two unsecured notes receivable from its Chief Executive Officer totaling $200,000 as of February 1, 2003 and February 2, 2002. Interest receivable on these notes was approximately $17,000 and $13,000

1. Summary of Significant Accounting Policies (Continued)

as of February 1, 2003 and February 2, 2002, respectively. Principal of $115,000 is payable by July, 2005 and $85,000 by March, 2006. The notes bear annually compounded interest of 5.5% and simple interest of 6.15%, respectively.

Stock-Based Compensation

Gymboree accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Had the Company recorded compensation expense or income for its stock option plans and the Purchase Plan, which are described more fully in Note 9, based on the fair value method consistent with the method of SFAS No.123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, net income (loss) and income (loss) per share would have been as follows:

	Year Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
	(In thousands, except per share data)		
Net income (loss), as reported	$21,830	$ 4,580	$(36,868)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	186	—	80
Deduct: Total stock-based employee compensation expense determined under fair value based method, for awards granted or settled, net of related tax effects	(2,889)	(2,543)	(1,383)
Pro forma net income (loss)	$19,127	$ 2,037	$(38,171)
Basic income (loss) per share			
As reported	$ 0.75	$ 0.16	$ (1.38)
Pro forma	0.66	0.07	(1.43)
Diluted income (loss) per share			
As reported	$ 0.71	$ 0.16	$ (1.38)
Pro forma	0.62	0.07	(1.43)

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments and fluctuations in the fair market value of certain derivative financial instruments.

Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing net income (loss) for the year by the number of weighted average common shares outstanding for the year. Diluted income (loss) per share includes the effects of dilutive instruments, such as stock options, and uses the average share price for the period in determining the number of incremental shares that are to be added to the weighted average number of shares outstanding.

1. Summary of Significant Accounting Policies (Continued)

The following table summarizes the incremental shares from potentially dilutive securities, calculated using the treasury stock method:

	Fiscal Year Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
		(In thousands)	
Shares used to compute basic EPS	28,992	28,326	26,686
Add: effect of dilutive securities	1,641	1,051	—
Shares used to compute diluted EPS	30,633	29,377	26,686

Anti-dilutive options and warrants to purchase weighted average shares totaling approximately 881,165 and 976,858 in 2002 and 2001, respectively, were not included in the computation of diluted income per share as the effect would be anti-dilutive.

Reclassifications

Certain amounts for prior years have been reclassified to conform to the 2002 presentation (see Note 10).

Recently Issued Accounting Standards

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and establishes standards for the recognition and measurement of asset impairment and disposal cost. SFAS No. 144 supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. Gymboree adopted this Statement on February 3, 2002. The adoption of this Statement did not have a material impact on our financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections. Among other provisions, SFAS No. 145 rescinds FASB Statement 4, Reporting Gains and Losses from Extinguishment of Debt. Accordingly, gains or losses from extinguishment of debt should not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the criteria of Accounting Principles Board Opinion 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions ("APB 30"). Gains or losses from extinguishment of debt, which do not meet the criteria of APB 30, should be reclassified to income from continuing operations in all prior periods presented. Gymboree adopted this Statement on May 16, 2002, and accordingly, recognized $432,000 in prepayment penalties and unamortized loan fees related to the early extinguishment of debt as interest expense in the accompanying statements of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for the fair value of the costs associated with an exit or disposal activity be recognized when the liability is incurred. Gymboree will adopt SFAS No.146 on February 2, 2003. The adoption of this Statement will impact the timing and amount of charges recorded related to future restructurings, if any.

1. Summary of Significant Accounting Policies (Continued)

In November 2002, FASB Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), was issued. FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company previously did not record a liability when guaranteeing obligations unless it became probable that the Company would have to perform under the guarantee. FIN 45 applies prospectively to guarantees the Company issues or modifies subsequent to December 31, 2002, but has certain disclosure requirements effective for interim and annual periods ending after December 15, 2002. The Company has historically issued guarantees only on a limited basis and does not anticipate FIN 45 will have a material effect on its 2003 financial statements. Disclosures required by FIN 45 are included in Note 4 of the accompanying financial statements.

Foreign Exchange Exposure Management

The Company has international subsidiaries selling product in local currencies, which were purchased in US dollars. To protect product margins as well as foreign currency payables and receivables, Gymboree has a policy of hedging forecasted and existing foreign currency risk with forward contracts that expire within 12 months. These forward contracts are employed to eliminate, reduce, or transfer selected foreign currency risks that can be confidently identified and quantified. Hedges of anticipated transactions are designated and documented at inception as cash flow hedges and evaluated for effectiveness at least quarterly. The critical terms of the forward contract and the underlying transaction are matched at inception, and ongoing effectiveness is calculated by comparing the cumulative change in the forward contract's fair value to the cumulative change in fair value of the defined exposure, with the effective portion of the highly effective hedges accumulated in Other Comprehensive Income (OCI). Any residual changes in the fair value of the instruments are recognized immediately in Other Income and Expense. An immaterial amount of ineffectiveness was recognized in 2002, 2001 and 2000.

Amounts in Accumulated OCI related to hedged inventory purchases are reclassified to Cost of Goods Sold ("COGS") based on inventory turns. The net unrealized loss on cash flow hedges in accumulated OCI as of February 1, 2003, before tax effect, was approximately $1.0 million, and is expected to be reclassified into COGS within the next 12 months.

The following table summarizes activity in OCI related to Gymboree's hedging activities during the period from April 30, 2000 (date of adoption) through February 1, 2003 (in thousands).

Cumulative effect of accounting change (SFAS 133)	$ (22)
Unrealized net gains on cash flow hedges	443
Reclassification of net gains on cash flow hedges to COGS	(328)
Accumulated net gains on cash flow hedges at February 3, 2001	93
Unrealized net losses on cash flow hedges	(99)
Reclassification of net losses on cash flow hedges to COGS	75
Accumulated net gains on cash flow hedges at February 2, 2002	69
Unrealized net losses on cash flow hedges	(1,662)
Reclassification of net losses on cash flow hedges to COGS	583
Accumulated net losses on cash flow hedges at February 1, 2003	$(1,010)

2. Sale of Zutopia Chain

During 2000, Gymboree sold 19 Zutopia stores to The Wet Seal, Inc. for proceeds of $3.5 million. Under the terms of the agreement, Gymboree transferred substantially all the assets of the Zutopia stores, along with the trademark, to The Wet Seal, Inc. and assigned 18 of the 19 store leases (see Note 4 for lease guarantees). The remaining store was closed. As a result of the agreement, Gymboree recognized a loss of $5.0 million in 2000, which included the loss related to property and equipment of $3.7 million ($7.2 million of property and equipment less proceeds of $3.5 million), loss on inventory of $1.1 million, legal fees of $0.1 million and severance of $0.1 million. The $5.0 million loss is included in selling, general and administrative expenses.

3. Special Charges

During 2000, Gymboree recorded special charges of $6.3 million which resulted from the loss associated with the sale of Zutopia to The Wet Seal, Inc. (discussed in Note 2), the impairment of store assets (approximately $532,000) and software costs related to website development (approximately $800,000). Such charges are included in selling, general and administrative expenses in the accompanying statements of operations.

4. Commitments and Contingencies

Gymboree leases its store locations, corporate Play & Music sites, corporate headquarters, the Shannon, Ireland foreign distribution center and certain fixtures and equipment under operating leases. The leases expire at various dates through 2024. Store leases typically provide for payment by Gymboree of operating expenses, real estate taxes and additional rent based on a percentage of sales if a specified sales target is exceeded. Furthermore, a majority of the store leases allow Gymboree to vacate after a stipulated period.

Future minimum lease payments under operating leases at February 1, 2003 are as follows:

	(In thousands)
2003	$ 44,667
2004	42,761
2005	40,241
2006	34,749
2007	24,842
Later years	69,361
Total	$256,621

Rent expense for all operating leases totaled $63.2 million, $59.6 million, and $60.5 million in 2002, 2001, and 2000, respectively, which includes common area maintenance expenses, real estate taxes, utilities, percentage rent expense and other lease required expenses of $21.2 million, $19.6 million, and $19.1 million, for 2002, 2001,and 2000, respectively.

Gymboree is the guarantor on lease agreements for 14 of the 19 Zutopia stores sold to The Wet Seal in 2000 (see Note 2) and a Play & Music site sold to a franchisee in 2002. The guarantees on the Zutopia store leases are effective until the leases expire, which occurs through 2009. The guarantee on the Play & Music site is effective until November 30, 2003. The lease guarantees require that Gymboree make all required lease payments upon default by the current tenants. Gymboree's maximum potential amount of future payments under the guarantees approximates $15.8 million, excluding amounts that would be payable based on a percentage of sales, as such amounts cannot be estimated. Gymboree does not have recourse against The Wet Seal, Inc. or the Play & Music franchisee in case of non-performance. The following table reflects a summary of our lease guarantees as of February 1, 2003.

4. Commitments and Contingencies (Continued)

Lease Guarantees

($ in thousands)	1–3 years	4–5 years	After 5 years	Total
Lease guarantees	$7,348	$5,018	$3,461	$15,827

5. Borrowing Arrangements

During 2000, Gymboree entered into a three-year secured revolving line of credit with Fleet Retail Finance, Inc. and a syndicate of other lenders. This facility, as amended, provides for an overall credit line of $60 million that may be used for working capital and capital expenditure needs and the issuance of documentary and standby letters of credit. A blanket lien on merchandise inventories and other assets secures the credit facility. Gymboree's maximum borrowing under the credit facility may not exceed the lesser of (a) $60 million or (b) the total of (i) the adjusted value of independently appraised acceptable inventory, including eligible letter of credit inventory (subject to advance rates), plus (ii) 85% of Gymboree's eligible credit card accounts receivable; plus (iii) 100% of eligible investments, minus (iv) applicable reserves. Gymboree's annual capital expenditures are limited. This credit facility expires in September 2003. The Company expects to either renew or replace this credit facility on substantially similar terms.

As of February 1, 2003, approximately $16.3 million was available pursuant to such facility and $38.8 million of documentary and stand-by letters of credit were outstanding. The interest rate during the term of the facility will be based on the bank's Reference Rate or Eurodollar rate plus an applicable margin of up to 2.50%. As of February 1, 2003, the interest rate was 4.25%. In 2002, the Company exceeded its annual capital expenditures covenant. On April 24, 2003, the Company obtained a consent from Fleet Retail Finance, Inc. to cure this covenant violation.

In August 2000, Gymboree obtained a three-year term loan for $7 million with Back Bay Capital Funding LLC with an annual interest rate of 16%. This loan was repaid in January 2002.

During 1998, Gymboree issued two promissory notes totaling $12 million both secured by our distribution center in Dixon, California. On April 16, 2001, Gymboree entered into an amendment that increased the interest rates and removed certain financial covenants in the two promissory notes. These notes, which were due October 2005 and January 2009, were repaid in the third quarter of year 2002. Included in interest expense for year 2002 was $432,000 in prepayment penalties and unamortized loan fees related to the early extinguishment of these notes.

Total interest expense charged to operations during 2002, 2001, and 2000 was approximately $1.2 million, $3.5 million, and $2.0 million, respectively.

6. Accrued Liabilities

Accrued liabilities consist of the following:

	February 1, 2003	February 2, 2002
	(In thousands)	
Income tax payable	$12,745	$ 4,347
Store operating expenses and other	9,796	7,644
Employee compensation	9,760	6,425
Store credits and gift certificates	3,955	4,137
Sales taxes	1,314	1,179
Total	$37,570	$23,732

7. Income Taxes

The provision (benefit) for income taxes consists of the following:

	2002	2001	2000
		(In thousands)	
Current:			
Federal	$ (3,473)	$ (518)	$ (6,434)
State taxes	4,526	(585)	938
Foreign	61	255	173
Total current	1,114	(848)	(5,323)
Deferred:			
Federal	14,748	2,611	(16,812)
State	(2,196)	1,104	(945)
Total deferred	12,552	3,715	(17,757)
Total provision (benefit)	$13,666	$2,867	$(23,080)

A reconciliation of the statutory federal income tax rate with Gymboree's effective income tax rate is as follows:

	2002	2001	2000
Statutory federal rate	35.0%	35.0%	35.0%
State income taxes, net of income tax benefit	4.3	4.5	3.3
Other	(0.8)	(1.0)	0.2
Effective tax rate	38.5%	38.5%	38.5%

The amount of pre-tax income (loss) attributable to foreign operations for 2002, 2001, and 2000 was $1.8 million, $(2.3) million, and $(7.5) million, respectively.

Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Temporary differences and carry-forwards, which give rise to deferred tax assets and liabilities, are as follows:

	February 1, 2003	February 2, 2002
	(In thousands)	
Deferred tax assets:		
Uniform capitalization costs	$ 1,121	$ 1,064
Accrued reserves	765	1,599
Deferred rent	3,302	2,218
Net operating loss carryovers	5,567	22,076
Fixed asset basis differences	55	—
Cash flow hedges	415	—
Other	314	368
	11,539	27,325
Deferred tax liability:		
Prepaid expenses	(900)	(938)
State taxes	(771)	(257)
Fixed asset basis differences	—	(4,122)
	(1,671)	(5,317)
Total	$ 9,868	$22,008
Valuation allowance	(3,000)	(3,000)
Net deferred tax assets	$ 6,868	$19,008

7. Income Taxes (Continued)

As of February 1, 2003, Gymboree has state net operating loss carryovers of approximately $103 million. These net operating loss carryovers will expire between 2006 and 2007. Using its best estimates, Gymboree has recorded a valuation allowance of $3 million at February 1, 2003 and February 2, 2002 on certain of its state deferred tax assets as it is more likely than not that they will not be realized. The extent to which the loss carryovers can be used to offset future taxable income may be further limited, depending on the extent of ownership changes.

8. Stockholder's Equity

Private Placement

During 2000, Gymboree issued 3,198,670 shares of common stock at $2.97 per share, resulting in proceeds of approximately $9.5 million, net of issuance costs. In connection with this issuance, the purchasers received warrants to purchase 479,803 shares of Gymboree stock at $2.97 per share. These warrants are exercisable over three years. As of February 1, 2003 and February 2, 2002, warrants to purchase 141,797 and 174,626 of these shares were outstanding. Shares issued to related parties under this offering were 2,222,222, with warrants to purchase 333,334 shares.

Stock Plans

Stock Option Plans

Gymboree's 1993 Stock Option Plan (the "1993 Plan") and 2002 Stock Incentive Plan (the "2002 Plan") provide for grants to team members of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and for grants of non-statutory stock options to team members, consultants and non-employee directors of Gymboree. There are 6,025,000 shares of common stock reserved for issuance under the 1993 Plan, which includes 2,000,000 shares approved during the year ended January 29, 2000, and 1,100,000 shares of common stock reserved for issuance under the 2002 Plan. The 2002 Plan also allows any authorized shares not issued under the 1993 Plan and any shares subject to outstanding awards under the 1993 Plan that cease to be subject to such awards (other than by reason of exercise), up to an aggregate maximum of 4,231,075 shares, to be available for issuance under the 2002 Plan. Options granted pursuant to the plans have been granted at exercise prices equal to the fair market value of common stock on the date of grant. The options have a term of either five or ten years and generally vest over a four year period. No further options may be granted under the 1993 Plan. There were 315,165 shares available for the grant of options under the 2002 Plan at February 1, 2003, including 137,730 shares previously available under the 1993 Plan.

8. Stockholder's Equity (Continued)

The following summarizes all stock option transactions for the three years ended February 1, 2003:

	Shares Outstanding	Weighted Average Exercise Price
	(Shares in thousands)	
Balance, January 29, 2000	3,308	$15.57
Options granted	3,184	5.19
Options exercised	(320)	5.57
Options canceled	(2,312)	13.59
Balance, February 3, 2001	3,860	8.83
Options granted	1,185	7.72
Options exercised	(248)	5.51
Options canceled	(705)	8.21
Balance, February 2, 2002	4,092	8.85
Options granted	1,492	17.09
Options exercised	(432)	6.89
Options canceled	(426)	11.38
Balance, February 1, 2003	4,726	$11.40

The following table summarizes information about stock options outstanding at February 1, 2003:

Options Outstanding				Options Exercisable	
Range of Exercisable Prices	Number of Shares	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price	Number Exercisable at February 1, 2003	Weighted Average Exercise Price
$ 2.63 to $ 5.75	1,767,150	7.60	$ 4.58	1,082,760	$ 4.24
5.81 to 18.50	2,456,599	8.70	13.87	742,229	10.40
18.75 to 36.63	501,889	3.58	23.33	450,889	23.78
$ 2.63 to $36.63	4,725,638	7.75	$11.40	2,275,878	$10.12

1993 Employee Stock Purchase Plan

We have reserved a total of 875,278 shares of common stock for issuance under the 1993 Employee Stock Purchase Plan (the "Purchase Plan"), which includes an additional 300,000 shares approved during 2002. The price at which stock is purchased under the Purchase Plan is equal to 85% of the fair market value of the common stock on the first day of the applicable offering period or the last day of the applicable purchase period, whichever is lower. Unless terminated earlier, the Purchase Plan will terminate in 2013. There were 66,966, 97,779, and 119,186 shares issued under the Purchase Plan in 2002, 2001, and 2000, respectively. In 2002, the Company recorded $303,000 of compensation expense related to the Purchase Plan.

8. Stockholder's Equity (Continued)

Additional Stock Plan Information

The pro-forma disclosures required by SFAS No. 123 are included in Note 1. The per share weighted average fair values of options granted during 2002, 2001, and 2000 were $8.40, $5.35, and $3.64, respectively. The fair value of option grants and shares issued under the Purchase Plan are estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
		(In thousands)	
Expected dividend rate	0.0%	0.0%	0.0%
Expected volatility	59.0%	96.7%	93.3%
Risk-free interest rate	3.0%	4.0%	6.1%
Expected lives (yrs.)	4.3	4.0	4.0

Stockholder Rights Plan

Gymboree has adopted a Stockholder Rights Plan (the "Plan") which provides a dividend of one right for each outstanding share of Gymboree's common stock. The rights are represented by and traded with Gymboree's common stock. There are no separate certificates or markets for the rights.

The rights do not become exercisable or trade separately from the common stock unless 17.5% or more of the common stock of Gymboree has been acquired, or after a tender or exchange offer is made for 17.5% or greater ownership of Gymboree's common stock. Should the rights become exercisable, each right will entitle the holder thereof to buy 1/1,000th of a share of our Series A Preferred Stock at an exercise price of $125. Each 1/1,000th of a share of the new Series A Preferred Stock will essentially be the economic equivalent of one share of common stock.

Under certain circumstances, the rights "flip-in" and become rights to buy Gymboree's common stock at a 50% discount. Under certain other circumstances, the rights "flip-over" and become rights to buy an acquirer's common stock at a 50% discount.

The rights may be redeemed by Gymboree for $0.01 per right at any time on or prior to the fifth day (or a later date as determined by the Board of Directors) following the first public announcement by Gymboree of the acquisition of beneficial ownership of 17.5% of our common stock.

9. 401(k) Plan

Gymboree maintains a voluntary defined contribution 401(k) profit sharing plan (the "Plan") covering all team members who have met certain service and eligibility requirements. Employees may elect to contribute up to 20% of their compensation to the Plan, not to exceed the dollar limit set by law. Gymboree matches $0.50 to the Plan for each $1.00 contributed by a team member, up to a maximum Gymboree contribution of $500 per team member per year. The Plan permits team members to invest in Gymboree common stock with a limitation of 20% of their total investment. There are no trading restrictions for the team members. Matching contributions to the Plan totaled $266,000, $262,000, and $267,000 in 2002, 2001, and 2000, respectively.

10. Segments

During 2002, management determined that Gymboree operates two reportable segments, retail stores and Play & Music. The 2001 and 2000 information has been reclassified to conform to the 2002 presentation. Gymboree does not allocate corporate overhead or income taxes to segments. The following table provides the summary financial data of each segment:

	Year ended February 1, 2003		
	Retail Stores	Play & Music	Total
Net sales	$531,859	$14,940	$546,799
Depreciation and amortization	(25,675)	(606)	(26,281)
Operating income	33,428	2,397	35,825
Total assets	247,126	8,010	255,136
Capital expenditures	$ 25,823	$ 103	$ 25,926

	Year ended February 2, 2002		
	Retail Stores	Play & Music	Total
Net sales	$505,969	$13,977	$519,946
Depreciation and amortization	(23,605)	(501)	(24,106)
Operating income	8,288	2,765	11,053
Total assets	210,183	9,446	219,629
Capital expenditures	$ 18,594	$ 470	$ 19,064

	Year ended February 3, 2001		
	Retail Stores	Play & Music	Total
Net sales	$448,843	$13,140	$461,983
Depreciation and amortization	(23,575)	(529)	(24,104)
Operating income (loss)	(60,370)	2,163	(58,207)
Total assets	236,447	7,995	244,442
Capital expenditures	$ 12,073	$ 868	$ 12,941

Net retail sales from international subsidiaries amounted to $50.4 million, $45.4 million and $12.9 million in 2002, 2001 and 2000, respectively. Long-lived assets held by international subsidiaries amounted to $7.5 million, $11.3 million and $13.2 million as of February 1, 2003, February 2, 2002, and February 3, 2001, respectively.

11. Quarterly Financial Information (Unaudited)

The quarterly financial information presented below reflects all adjustments, which, in the opinion of our management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented.

	2002 Quarter Ended				
	May 4, 2002	August 3, 2002	November 2, 2002	February 1, 2003	2002 Total
	(In thousands, except per share amounts)				
Net sales					
Retail	$129,334	$104,157	$144,357	$154,011	$531,859
Play & Music	3,989	3,169	3,339	4,443	14,940
	133,323	107,326	147,696	158,454	546,799
Gross profit	57,154	41,280	60,853	70,609	229,896
Operating income (loss)	9,761	(1,949)	10,863	17,150	35,825
Net income (loss)	$ 6,090	$ (1,205)	$ 6,298	10,647	21,830
Basic income (loss) per share	$ 0.21	$ (0.04)	$ 0.22	$ 0.36	$ 0.75
Diluted income (loss) per share	$ 0.20	$ (0.04)	$ 0.21	$ 0.35	$ 0.71

	2001 Quarter Ended				
	May 5, 2001	August 4, 2001	November 3, 2001	February 2, 2002	2001 Total
	(In thousands, except per share amounts)				
Net sales					
Retail	$124,073	$ 97,796	$133,378	$150,722	$505,969
Play & Music	3,423	2,960	3,096	4,498	13,977
	127,496	100,756	136,474	155,220	519,946
Gross profit	44,818	31,218	49,639	66,170	191,845
Operating income (loss)	307	(11,222)	4,276	17,692	11,053
Net income (loss)	(369)	(7,328)	1,794	10,483	4,580
Basic income (loss) per share	$ (0.01)	$ (0.26)	$ 0.06	$ 0.37	$ 0.16
Diluted income (loss) per share	$ (0.01)	$ (0.26)	$ 0.06	$ 0.35	$ 0.16

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of
The Gymboree Corporation:

We have audited the accompanying consolidated balance sheets of The Gymboree Corporation and subsidiaries ("Gymboree") as of February 1, 2003 and February 2, 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended February 1, 2003. These financial statements are the responsibility of Gymboree's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Gymboree Corporation and subsidiaries as of February 1, 2003 and February 2, 2002, and the results of their operations and their cash flows for each of the three years in the period ended February 1, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Francisco, California
March 14, 2003 (April 24, 2003 as to Note 5)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item is incorporated herein by reference to the sections entitled "Election of Directors — Nominees" and "Section 16 (a) Beneficial Ownership Reporting Compliance" in our 2003 Proxy Statement. See also Item 1, "Business — Executive Officers."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the sections entitled "Election of Directors — Compensation of Directors," "Executive Compensation" and "Employment Contracts and Termination of Employment and Change-in-Control Arrangements" in our 2003 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item is incorporated herein by reference to the section entitled "Security Ownership" in our 2003 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated herein by reference to the section entitled "Certain Relationships and Related Transactions" in our 2003 Proxy Statement.

ITEM 14. CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer (collectively, the "Certifying Officers") are responsible for establishing and maintaining disclosure controls and procedures for Gymboree. Such officers have concluded (based upon their evaluation of the effectiveness of the design and operation of these controls and procedures as of a date within 90 days of the filing of this report) that our disclosure controls and procedures are effective to ensure that information required to be disclosed by Gymboree in this report is accumulated and communicated to our management, including our principal executive officers as appropriate, to allow timely decisions regarding required disclosure. The Certifying Officers also have indicated that there were no significant changes in Gymboree's internal controls or in other factors that could significantly affect such internal controls subsequent to the date of their evaluation.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS, AND REPORTS ON FORM 8-K

(A)(1) FINANCIAL STATEMENTS

The following documents are filed as a part of this Annual Report on Form 10-K.

Consolidated Balance Sheets as of February 1, 2003 and February 2, 2002
Consolidated Statements of Operations for each of the three fiscal years ended February 1, 2003
Consolidated Statements of Cash Flows for each of the three fiscal years ended February 1, 2003
Consolidated Statements of Stockholders' Equity for each of the three fiscal years ended February 1, 2003
Notes to Consolidated Financial Statements
Independent Auditors' Report

(A)(2) FINANCIAL STATEMENT SCHEDULES

Financial statement schedules have been omitted because they are not required or are not applicable.

(A)(3) EXHIBITS

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of Registrant. (1)
3.2	Amended and Restated Bylaws of Registrant. (9)
4.1	Article III of Restated Certificate of Incorporation of Registrant (See Exhibit 3.1). (1)
4.2	Form of Certificate for Common Stock. (1)
4.3	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Stock of Registrant. (2)
4.4	Preferred Stock Rights Agreement, dated as of March 17, 1997, between Registrant and The First National Bank of Boston, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively. (2)
10.6	Amended Lease Agreement for 700 Airport Blvd., Suite 200, Burlingame, California. (3)
10.8	California Uniform Franchise Offering Circular, including form of Franchise Agreement. (1)
10.12	Lease Agreement for 770 Airport Blvd., Burlingame, CA. (4)
10.13 *	Deferred Compensation Agreement. (4)
10.14	Lease Agreement for Bays 140-141, Shannon Free Zone, Shannon, Ireland, dated May 6, 1997. (5)
10.22	Acquisition and Development Agreement for Dixon, California Distribution Facility with Carl D. Panattoni and Wickland Properties, dated November, 1996. (5)
10.26 *	Management Change of Control Plan. (6)
10.27 *	Management Severance Plan. (6)
10.31 *	Amended and Restated 1993 Stock Option Plan, with form of Stock Option Agreement, amended and restated as of November 11, 1998. (10)
10.34	Secured Credit Agreement with Fleet Retail Finance, Inc., dated August 24, 2000. (7)
10.36	First Amendment to Secured Credit Agreement with Fleet Retail Finance, Inc., dated October 9, 2000. (8)

Exhibit Number	Description
10.37	Second Amendment to Secured Credit Agreement with Fleet Retail Finance, Inc., dated October 30, 2000. (8)
10.38	Third Amendment to Secured Credit Agreement with Fleet Retail Finance, Inc., dated November 14, 2000. (8)
10.39	Form of Common Stock Purchase Agreement, dated May 2000, between Registrant and the Investors. (10)
10.40	Form of Warrant, dated May 2000, between the Registrant and the Investors. (10)
10.41	Form of Investor Rights Agreement, dated May 2000, between Registrant and the Investors. (10)
10.42	Form of Amendment to Warrant to Purchase Common Stock. (10)
10.43	Lease Agreement for 770 Airport Blvd., Burlingame, CA.. (10)
10.44*	Management Severance Plan Effective September, 2000. (10)
10.46	Fourth Amendment to Secured Credit Agreement with Fleet Retail Finance, Inc. dated August 3, 2001. (9)
10.47	Fifth Amendment to Secured Credit Agreement with Fleet Retail Finance, Inc. dated January 1, 2002. (13)
10.48	Sixth Amendment to Secured Credit Agreement with Fleet Retail Finance, Inc. dated March 31, 2002.
10.49	Seventh Amendment to Secured Credit Agreement with Fleet Retail Finance, Inc. dated September 4, 2002. (12)
10.50	2002 Stock Incentive Plan. (12)
10.51	1993 Amended and Restated Employee Stock Purchase Plan. (12)
21.1	Subsidiaries of the Registrant.
23.1	Independent Auditors' Consent.
99.1	Certification of Lisa Harper Pursuant to 18 U.S.C.§1350, as Adopted Pursuant to §906 of the Sarbanes-Oxley of 2002.
99.2	Certification of Myles McCormick Pursuant to 18 U.S.C.§1350, as Adopted Pursuant to §906 of the Sarbanes-Oxley of 2002.

REPORTS ON FORM 8-K

On March 20, 2003, we filed a current report on Form 8-K providing a separate presentation of revenues from retail operations and Play & Music operations for the two years ending February 1, 2003.

---

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 filed with the Commission on February 18, 1993 (File No. 33-58322), as amended.

(2) Incorporated by reference to Exhibits 3 and 5, respectively, to the Registrant's Registration Statement on Form 8-A filed with the Commission on March 20, 1997 (file no. 000-21250).

(3) Incorporated by reference to the Registrant's 1994 Annual Report on Form 10-K filed with the Commission on April 24, (3) 1995.

(4) Incorporated by reference to the Registrant's 1996 Annual Report on Form 10-K filed with the Commission on May 5, 1997.

(5) Incorporated by reference to the Registrant's 1997 Annual Report on Form 10-K filed with the Commission on April 20, 1998.

(6) Incorporated by reference to the Registrant's October 31, 1998 Quarterly Report on Form 10-Q filed with the Commission on December 21, 1998.

(7) Incorporated by reference to the corresponding exhibits to the Registrant's July 29, 2000 Quarterly Report on Form 10-Q filed with the Commission on September 12, 2000.

(8) Incorporated by reference to the corresponding exhibits to the Registrant's October 28, 2000 Quarterly Report on Form 10-Q filed with the Commission on December 12, 2000.

(9) Incorporated by reference to the corresponding exhibits to the Registrant's August 4, 2001 Quarterly Report on Form 10-Q filed with the Commission on September 18, 2001.

(10) Incorporated by reference to the corresponding exhibits to the Registrant's 2000 Annual Report on Form 10-K filed with the Commission on May 4, 2001.

(11) Incorporated by reference to the corresponding exhibits to the Registrant's May 5, 2001 Quarterly Report on Form 10-Q filed with the Commission on June 15, 2001.

(12) Incorporated by reference to the corresponding exhibits to the Registrant's August 3, 2002 Quarterly Report on Form 10-Q filed with the Commission on September 1, 2002.

(13) Incorporated by reference to the corresponding exhibits to the Registrant's 2001 Annual Report on Form 10-K filed with the Commission on May 3, 2002.

* Indicates management contracts or compensatory plans or arrangements required to be filed as exhibits to this report on Form 10-K.

THE GYMBOREE CORPORATION

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GYMBOREE CORPORATION

April 30, 2003
(Date)

By: /s/ Lisa M. Harper
Lisa M. Harper
Chief Executive Officer and
Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Lisa M. Harper Lisa M. Harper	Chief Executive Officer and Chairman of the Board	April 30, 2003
/s/ Stuart G. Moldaw Stuart G. Moldaw	Chairman Emeritus of the Board of Directors	April 30, 2003
/s/ Myles B. McCormick Myles B. McCormick	Chief Financial Officer and (Principal Financial and Accounting Officer)	April 30, 2003
/s/ Walter F. Loeb Walter F. Loeb	Director	April 30, 2003
/s/ Barbara L. Rambo Barbara L. Rambo	Director	April 30, 2003
/s/ John C. Pound John C. Pound	Director	April 30, 2003
/s/ William U. Westerfield William U. Westerfield	Director	April 30, 2003
/s/ Michael Steinberg Michael Steinberg	Director	April 30, 2003

CERTIFICATION

I, Lisa M. Harper, certify that:

1. I have reviewed this annual report on Form 10-K of The Gymboree Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

April 30, 2003	By: /s/ Lisa M. Harper
Date	Lisa M. Harper Chief Executive Officer and Chairman of the Board of Directors

CERTIFICATION

I, Myles B. McCormick, certify that:

1. I have reviewed this annual report on Form 10-K of The Gymboree Corporation;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

April 30, 2003	By: /s/ Myles B. McCormick
Date	Myles McCormick Chief Financial Officer and Principal Financial and Accounting Officer

Exhibit 10.48

The Gymboree Corporation

March 31, 2002

Fleet Retail Finance Inc., Administrative Agent
40 Broad Street – 10 th Floor
Boston, Massachusetts 02109
Attention: Ms. Sally Sheehan

Re: August 24, 2000 Loan and Security Agreement
As amended (The "Loan Agreement")

Dear Ms. Sheehan:

Reference is made to the Loan Agreement in which you are the Administrative Agent and the Collateral Agent for a syndicate of revolving credit lenders and a term Lender and The Gymboree Corporation is the "Lead Borrower" for itself and its operating subsidiaries. (Terms used herein which are defined in the Loan Agreement are used as so defined).

This letter constitutes a request by and on behalf of the Borrowers for the Lenders to Consent to the Borrowers' having incurred Consolidated Capital Expenditures in excess of $15 Million for the Borrowers' Fiscal year ending on or about February 2, 2002.

This letter further confirms the following:

(a) Such Consolidated Capital Expenditures for the Borrowers' Fiscal year ending on or about February 2, 2002 did not exceed $19 Million.

(b) Following the Lenders' providing of the Consent requested by this letter, no Borrower will be InDefault.

(c) There is no basis nor set of facts on which any amount (or any portion thereof) owed by any Borrower under the Loan Agreement could be reduced, offset, waived, or forgiven, by rescission or otherwise; nor is there any claim, counterclaim, off set, or defense (or other right, remedy, or basis having a similar effect) available to any Borrower with regard to thereto; nor is there any basis on which the terms and conditions of any of the Liabilities could be claimed to be other than as stated on the written instruments which evidence such Liabilities. To the extent that any Borrower or any such guarantor has (or ever had) any such claims against the Agent or any Lender, each hereby affirmatively WAIVES and RELEASES the same.

(d) Your consent may be provided by multiple counterparts and by each party on a separate counterpart, each of which when so executed and delivered shall be an original, and all of which together shall constitute one instrument.

Very truly yours,
THE GYMBOREE CORPORATION
(" LEAD BORROWER")

By /s/ Myles McCormick

Print Name: Myles McCormick

Title: CFO

"BORROWERS":
GYMBOREE MANUFACTURING, INC.

By /s/ Myles McCormick

Print Name: Myles McCormick

Title: CFO

GYMBOREE OPERATIONS, INC.

By /s/ Myles McCormick

Print Name: Myles McCormick

Title: CFO

GYMBOREE PLAY PROGRAMS, INC.

By /s/ Myles McCormick

Print Name: Myles McCormick

Title: CFO

GYMBOREE RETAIL STORES, INC.

By /s/ Myles McCormick

Print Name: Myles McCormick

Title: CFO

THE GYMBOREE STORES, INC.

By /s/ Myles McCormick

Print Name: Myles McCormick

Title: CFO

GYM-MARK, INC.

By /s/ Myles McCormick

Print Name: Myles McCormick

Title: CFO

The foregoing requested Consent is hereby given in reliance upon the representations included therein.

THE ADMINISTRATIVE AGENT AND THE COLLATERAL AGENT: FLEET RETAIL FINANCE INC.

By /s/ Sally A. Sheehan

Name Sally A. Sheehan

Title Director

THE REVOLVING CREDIT LENDERS: FLEET RETAIL FINANCE INC.

By /s/ Sally A. Sheehan

Name Sally A. Sheehan

Title Director

THE CIT GROUP / BUSINESS CREDIT, INC.

By /s/ Michael Gardner

Name Michael Gardner

Title Vice President

FOOTHILL CAPITAL CORPORATION

By /s/ Eileen Quinn

Name Eileen Quinn

Title Vice President

Exhibit 21.1

Subsidiaries of the Registrant

Gymboree Manufacturing, Inc., a California corporation.
Gym-mark, Inc., a California corporation.
The Gymboree Stores, Inc., a California corporation.
Gymboree Retail Stores, Inc., a California corporation.
Gymboree Logistics Partnership, a California General partnership, wholly owned by The Gymboree Stores, Inc. and Gymboree Retail Stores, Inc.
Gymboree Play Program, Inc., a California corporation.
Gymboree Operations, Inc., a California corporation.
Gymboree, Inc., a Canadian and Delaware corporation.
Gymboree Japan K.K., a Japanese corporation.
Gymboree Industries Holdings Ltd., a Republic of Ireland Limited Company.
Gymboree Industries Ltd., a Republic of Ireland Limited Company, wholly owned by Gymboree Industries Holdings Ltd.
Gymboree Ireland Leasing Ltd., a Republic of Ireland Limited Company.
Gymboree of Ireland, Ltd., a Republic of Ireland Limited Company.
Gymboree U.K. Leasing Ltd., a United Kingdom Limited Company.
Gymboree U.K. Ltd., a United Kingdom Limited Company.

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Gymboree Corporation (the "Company") on Form 10-K for the year ended February 1, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Form 10-K"), I, Lisa Harper, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

April 30, 2003	By: /s/ Lisa Harper
Date	Lisa Harper Chief Executive Officer and Chairman of the Board of Directors

A signed original of this written statement required by Section 906 has been provided to The Gymboree Corporation and will be retained by The Gymboree Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Gymboree Corporation (the "Company") on Form 10-K for the year ended February 1, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Form 10-K"), I, Myles McCormick, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

April 30, 2003	By: /s/ Myles McCormick
Date	Myles McCormick Chief Financial Officer and Principal Financial and Accounting Officer

A signed original of this written statement required by Section 906 has been provided to The Gymboree Corporation and will be retained by The Gymboree Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Corporate Profile

The Gymboree Corporation is an international specialty retailer that designs, manufactures and retails unique and imaginative apparel, accessories and developmental play programs, all delivered with high levels of customer service. As of February 1, 2003, the Company operated a total of 583 stores: 572 Gymboree® retail stores (524 in the United States, 24 in Canada, and 24 in Europe) and 11 Janie and Jack™ retail shops in the United States. The Company also operates online stores at gymboree.com and janieandjack.com, and offers directed parent-child developmental play programs at more than 539 franchised and company-operated centers in 27 countries.

Board of Directors

Lisa Harper
Chairman and Chief Executive Officer

Stuart G. Moldaw
Chairman Emeritus of the Board of Directors

Walter Loeb
Director

John Pound
Director

Barbara Rambo
Director

Michael Steinberg
Director

William U. Westerfield
Director

Officers

Lisa Harper
Chairman and Chief Executive Officer

Myles McCormick
Chief Financial Officer

Marina Armstrong
Vice President, Human Resources

Donald Hendricks
Vice President, Operations & Technology

Debbie Nash
Vice President, General Merchandise Manager

Beverly Stern
Senior Vice President, General Merchandise Manager

Shareholder Information

Annual Meeting

Shareholders are invited to attend our annual meeting at 9 a.m. on Wednesday, June 25, 2003, at The Gymboree Corporation headquarters, 700 Airport Boulevard, Suite 200, Burlingame, CA.

Common Stock Trading

Common stock of The Gymboree Corporation is traded on the Nasdaq National Market System under the symbol GYMB.

Fiscal 2002	High	Low
First quarter	$19.30	$10.90
Second quarter	$19.94	$10.98
Third quarter	$20.30	$11.41
Fourth quarter	$21.50	$13.08

Registrar and Transfer Agent

Shareholders should direct inquiries regarding address changes and lost certificates to:

EquiServe
P.O. Box 43010
Providence, RI 02940
Phone: 781-575-3120
equiserve.com

Investor Relations

Investor information is available at gymboree.com or by written request to:

The Gymboree Corporation
Investor Relations
700 Airport Boulevard, Suite 200
Burlingame, CA 94010

Independent Auditors

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105
Phone: 415-247-4000

General Counsel

Perkins Coie LLP
1620 26th Street, Sixth Floor
Santa Monica, CA 90404
Phone: 310-788-9900

Corporate Information

Global Headquarters

The Gymboree Corporation
700 Airport Boulevard, Suite 200
Burlingame, CA 94010
Phone: 650-373-7122
Fax: 650-579-1733

European Headquarters

Gymboree UK LTD
First Floor Office Suite
198 Regent St.
London W1B 5TP
Phone: +44 (0) 207287 2801
Fax: +44 (0) 207287 1140

Brand Contact Information

Gymboree Retail Stores
800-558-9885
gymboree.com

Gymboree Play & Music
800-520-PLAY
gymboree.com

Janie and Jack Retail Stores
877-449-8800
janieandjack.com

GYMBOREE




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